

GAME ON

ACTIVISION

IN FISCAL 2007, THE VIDEO GAME INDUSTRY ENTERED A **NEW ERA** WHERE **TECHNOLOGY AND CREATIVITY WILL FUSE** TO PRODUCE THE MOST STUNNING INTERACTIVE ENTERTAINMENT EXPERIENCES EVER. THE NEXT-GENERATION CONSOLES ARE EXPECTED TO GREATLY EXPAND THE REACH OF GAMES AND CREATE NEW OPPORTUNITIES FOR ACTIVISION **TO DELIVER COMPELLING ENTERTAINMENT EXPERIENCES**. TODAY, WE ARE POISED TO CAPITALIZE ON THE OPPORTUNITIES IN THE NEW CONSOLE ERA **THAT WILL DRIVE OUR LONG-TERM GROWTH.**


SEC MAIL
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AUG 2 0 2007
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Next-generation console systems are ing the way video games are played. In fiscal 2007, Activision firmly established its leadership on the next-generation platforms. Demand for innovative interactive entertainment will propel the industry into what could be the greatest growth period in its history.


ADIO
TONY
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ARE YOU



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WE ARE!
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FROM A POW

VERFUL PAST








FUTURE

CASINO ROYALE

To Our Shareholders:

At Activision, we have been focused on delivering long-term value to our shareholders. In fiscal 2007, that commitment translated into our 15th consecutive year of net revenue growth.

During the fiscal year, we delivered record net revenues of $1.5 billion and net income of $86 million, the highest net income among third-party publishers in fiscal year 2007. Our stock price appreciated 37% year over year, and, since fiscal year 2000, has grown at a compounded annual growth rate of 38%.

We successfully navigated the console hardware transition, solidified our position as a leading publisher of next-generation console software and significantly strengthened our business worldwide. In the U.S., we ended the fiscal year as the #2 third-party software publisher overall with two top-10 titles—*Call of Duty 3* and *Guitar Hero II*™—and we were the only company to rank as a top-three publisher for both the recently released Nintendo Wii™ and Sony PlayStation 3 video game consoles, according to The NPD Group.

In Europe, we ended the fiscal year as the #3 third-party publisher on the next-generation consoles with improved operating performance. *Call of Duty 3* in Europe was the #1 best-selling console and hand-held first-person action game, according to Charttrack and Gfk.

We also made progress in building a stronger foundation for growth through the acquisition of video game publisher RedOctane, makers of *Guitar Hero*. We successfully integrated RedOctane into our business and *Guitar Hero* is one of the fastest growing franchises in Activision's history.

Today, we are in an excellent position, both strategically and operationally, to build on our success. We have one of the strongest balance sheets in the industry having ended fiscal 2007 with approximately $1 billion in cash and short-term investments and $1.4 billion in shareholders' equity. And our market position has never been stronger. Our broad franchise portfolio and strong global reach, combined with our financial flexibility and operational excellence, should enable us to continue delivering long-term value for our shareholders.

We remain focused on:

- Expanding our balanced franchise portfolio,
- Strengthening our development capabilities, and
- Improving our operating efficiency worldwide.

And, we believe that these practices will create strengths and capabilities which, in turn, will drive our competitive advantage.

Expanding our balanced franchise portfolio:

In fiscal 2007, we continued to expand the breadth and depth of our brand portfolio by adding three new intellectual properties—*Guitar Hero*, *James Bond* and *Marvel™: Ultimate Alliance™*—and growing our two largest franchises—*Call of Duty* and *Tony Hawk*. According to The NPD Group, we ended the year with four of the top 15 games in the U.S. *Guitar Hero II* ranked as the #3 best-selling franchise overall and the #1 best-selling franchise on the PlayStation® 2 computer entertainment system and *Call of Duty 3* ended the year as the #3 best-selling game on the Microsoft® Xbox 360™ in the U.S.

The next-generation consoles are enabling us to extend the lifecycle of our games through downloadable content that can also be offered in premium retail products. We expect online transactions will help expand our operating margins over time and we have already seen early success with Microsoft's Xbox Live® Marketplace. In fiscal 2007, on the Xbox 360, we generated almost $6 million in incremental revenue from downloadable content. We will continue to leverage this new ancillary revenue stream in fiscal 2008, and have already released eight new playable characters for *Marvel: Ultimate Alliance* and nine new songs for *Guitar Hero II*.

Strengthening our development capabilities:

During the fiscal year, we gained product creation efficiencies across the current and next-generation consoles by increasing our development schedules to facilitate a longer pre-production phase and more predictable workflow timelines. Our shared proprietary tools and technologies enabled us to more easily develop games across more platforms than ever before.

Our acquisition of DemonWare, the leading provider of network middleware technologies for console and PC games, is allowing us to gain efficiencies related to online game development and is positioning us to take advantage of the growth in online gameplay that will be driven by the next-generation consoles. In the next two to four years, we expect that online gaming will grow significantly as a result of a more seamless plug-and-play experience provided by the new hardware systems. DemonWare's State Engine will enable us to eliminate many of the challenges associated with online multiplayer game development, reducing development time and risk, and allowing us to deliver consistent, high-quality online gaming experiences. In addition to increasing our talent pool of highly skilled engineers, DemonWare's suite of technologies combined with our library of tools and technologies will let us easily share online development capabilities across our studios.

Further enhancing our studio infrastructure, we recently announced that we will expand our Quebec-based video game studio, Beenox, Inc., and create more than 200 new positions in the Quebec area by 2009. Beenox will focus its efforts on developing games for the next-generation consoles and PCs including titles based on our licensed movie-based and superhero properties.

Improving our operating efficiency worldwide:

In the coming fiscal year, we will continue to capitalize on opportunities to increase our operating margin through innovation and operational efficiencies.

In fiscal 2007, we realized cost savings in product development by outsourcing portions of our art creation and quality assurance activities. We began to cultivate co-development opportunities with local game studios in China to create art assets for our Xbox 360 and PlayStation 3 games, including the development of characters, vehicles and environments. We also outsourced quality assurance for our hand-held and current-generation games to India. In fiscal 2008, we are looking to increase our outsourced activities in these areas. Further, we found substantial efficiencies by consolidating our supply chain activities globally and are now well positioned to continue advancing cost savings opportunities in this area.

Lastly, for the fiscal year, we succeeded in driving our sales and marketing expenditure as a percent of revenue down more than 30% year over year. During the year, we launched an Internet-based customer-relationship marketing program which targeted a broad base of influencers that help generate pre-awareness for our games. We also effectively lowered our television expenditures per title by rebalancing our marketing mix against more efficiently targeted vehicles to maintain strong marketing reach and consumer purchase intent for our new releases.

Outlook:

Our business is well positioned in the market, our global team is focused on the right priorities and we have the financial flexibility to execute on our strategic initiatives. We will continue to work diligently to further unlock the operating leverage in our business and deliver margin expansion.

We see long-term growth in new markets like in-game advertising and believe that in-game advertising can be additive to our current business model without any degradation to the consumer experience.

Excellent execution in all areas of our business is key to building long-term value for our shareholders. Our results must be achieved with high levels of financial transparency and governance. While we are confident in our current processes, during the fiscal year, a special sub-committee of our Board of Directors, assisted by independent counsel, conducted a voluntary review into our stock option granting practices. As a result, we restated our historical financial statements for the fiscal years 1994–2006. To further strengthen our processes and assure ongoing strong and effective governance, we appointed a principal compliance officer who reports directly to our Board of Directors' Nominating and Corporate Governance Committee, realigned certain internal responsibilities relating to the granting and reporting of equity compensation and have implemented a number of modifications to our option granting policies and practices.

Our capacity to deliver high operating standards, expand our business and honor our core values in our day-to-day activities would be impossible without the dedication and commitment of our management team and employees worldwide. Their hard work and exceptional skills have enabled us to continue executing our vision and rewarding our shareholders. While we are proud to have fulfilled that promise in fiscal 2007, we are more determined than ever to continue to do so in the future.

Sincerely,



Robert A. Kotick
Chairman and
Chief Executive Officer
of Activision, Inc.



Brian G. Kelly
Co-Chairman
of Activision, Inc.



Michael Griffith
President and
Chief Executive Officer of
Activision Publishing, Inc.

Selected Consolidated Financial Data

The following table summarizes certain selected consolidated financial data, which should be read in conjunction with our Consolidated Financial Statements and Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The selected consolidated financial data presented below as of and for each of the fiscal years in the five-year period ended March 31, 2007 are derived from our consolidated financial statements except basic and diluted earnings per share and basic and diluted weighted average shares outstanding which have been restated for the effect of our stock splits. The Consolidated Balance Sheets as of March 31, 2007 and 2006 and the Consolidated Statements of Operations and Consolidated Statements of Cash Flows for each of the fiscal years in the three-year period ended March 31, 2007, and the report thereon, are included elsewhere in this report (in thousands, except per share data).

For the fiscal years ended March 31,	2007	2006	2005	2004	2003
Statement of Operations Data:					
Net revenues	$1,513,012	$1,468,000	$1,405,857	$ 947,656	$ 864,116
Cost of sales—product costs	799,587	734,874	658,949	475,541	440,977
Cost of sales—intellectual property licenses and software royalties and amortization	178,478	205,488	185,997	91,606	124,196
Income from operations	73,147	15,226	179,608	104,537	84,691
Income before income tax provision	109,825	45,856	192,700	110,712	93,251
Net income	85,787	40,251	135,057	74,098	59,003
Basic earnings per share[(1)]	0.31	0.15	0.54	0.31	0.23
Diluted earnings per share[(1)]	0.28	0.14	0.49	0.29	0.21
Basic weighted average common shares outstanding[(1)]	281,114	273,177	250,023	236,887	256,639
Diluted weighted average common shares outstanding[(1)]	305,339	294,002	277,712	258,350	277,620
Net Cash Provided by (Used in):					
Operating activities	27,162	86,007	215,309	67,403	90,975
Investing activities	(35,242)	(85,796)	(143,896)	(170,155)	(301,547)
Financing activities	27,968	45,088	72,654	117,569	64,090

As of March 31,	2007	2006	2005	2004	2003
Balance Sheet Data:					
Working capital	$1,060,064	$ 922,199	$ 913,819	$ 675,796	$ 422,500
Cash, cash equivalents and short-term investments	954,849	944,960	840,864	587,649	406,954
Capitalized software development and intellectual property licenses	231,196	147,665	127,340	135,201	107,921
Goodwill	195,374	100,446	91,661	76,493	68,019
Total assets	1,793,947	1,418,255	1,305,919	966,220	703,070
Long-term debt	—	—	—	—	2,671
Shareholders' equity	1,411,532	1,222,623	1,097,274	830,141	595,994

(1) Consolidated financial information for fiscal years 2005–2003 has been restated for the effect of our four-for-three stock split effected in the form of a 33⅓% stock dividend to shareholders of record as of October 10, 2005, paid October 24, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our Business

We are a leading international publisher of interactive entertainment software products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that are used on a variety of game hardware platforms and operating systems. We have created, licensed, and acquired a group of highly recognizable brands, which we market to a variety of consumer demographics. Our fiscal 2007 product portfolio includes titles such as *Over the Hedge, X-Men: The Official Game, Marvel: Ultimate Alliance, Tony Hawk's Project 8, Tony Hawk's Downhill Jam, Call of Duty 3,* and *Guitar Hero II.*

Our products cover diverse game categories including action/adventure, action sports, racing, role-playing, simulation, first-person action, music-based gaming, and strategy. Our target customer base ranges from casual players to game enthusiasts, children to adults, and mass-market consumers to "value" buyers. We currently offer our products primarily in versions that operate on the Sony PlayStation 2 ("PS2"), the Sony PlayStation 3 ("PS3"), the Nintendo Wii ("Wii"), and the Microsoft Xbox360 ("Xbox360") console systems, the Nintendo Game Boy Advance ("GBA"), the Nintendo Dual Screen ("NDS"), and the Sony PlayStation Portable ("PSP") hand-held devices, and the personal computer ("PC"). The installed base for the previous generation of hardware platforms (e.g., PS2, Xbox) is significant and the fiscal 2006 release of the Xbox360 and the fiscal 2007 releases of the PS3 and the Wii will further expand the software market. During the third quarter of fiscal 2007, we had a successful and significant presence at the launches of the PS3 and the Wii with three launch titles for the PS3, *Call of Duty 3, Marvel: Ultimate Alliance, and Tony Hawk's Project 8,* and five launch titles for the Wii, *Call of Duty 3, Marvel: Ultimate Alliance, World Series of Poker: Tournament of Champions, Rapala Tournament Fishing,* and *Tony Hawk's Downhill Jam.* Our plan is to continue to build on our significant launch presence on the PS3, Wii, and Xbox360 ("the next-generation platforms") by continuing to expand the number of titles released on the next generation platforms while continuing to market to current-generation platforms as long as economically attractive given their large installed base.

Our publishing business involves the development, marketing, and sale of products directly, by license, or through our affiliate label program with certain third-party publishers. In North America, we primarily sell our products on a direct basis to mass-market retailers, consumer electronics stores, discount warehouses, and game specialty stores. We conduct our international publishing activities through offices in the United Kingdom ("UK"), Germany, France, Italy, Spain, the Netherlands, Australia, Scandinavia, Canada, South Korea, and Japan. Our products are sold internationally on a direct-to-retail basis, through third-party distribution and licensing arrangements, and through our wholly owned European distribution subsidiaries. Our distribution business consists of operations located in the UK, the Netherlands, and Germany that provide logistical and sales services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

Our profitability is directly affected by the mix of revenues from our publishing and distribution businesses. Operating margins realized from our publishing business are typically substantially higher than margins realized from our distribution business. Operating margins in our publishing business are affected by our ability to release highly successful or "hit" titles. Though many of these titles have substantial production or acquisition costs and marketing budgets, once a title recoups these costs, incremental net revenues directly and positively impact our operating margin. Operating margins in our distribution business are affected by the mix of hardware and software sales, with software typically producing higher margins than hardware.

Our Focus

With respect to future game development, we will continue to focus on our "big propositions," products that are backed by strong brands and high quality development, for which we will provide significant marketing support.

Our fiscal 2007 releases have included well-established brands, which are backed by high-profile intellectual property and/or highly anticipated motion picture releases. For example, we have a long-term relationship with Marvel Entertainment, Inc. through an exclusive licensing agreement for the Spider-Man and X-Men franchises through 2017. This agreement grants us the exclusive rights to develop and publish video games based on Marvel's comic book and movie franchises Spider-Man and X-Men. Through March 31, 2007, games based on the Spider-Man and X-Men franchises have generated approximately $852.7 million in net revenues worldwide. Under this agreement, in the first quarter of fiscal 2007 we released the video game, *X-Men: The Official Game*, coinciding with the theatrical release of "X-Men: The Last Stand." In the third quarter of fiscal 2007, we released *Marvel: Ultimate Alliance* across multiple platforms and *Spider-Man: Battle for New York* on the NDS and GBA. In addition, through our licensing agreement with Spider-Man Merchandising, LP, we developed and published video games based on Columbia Pictures/Marvel Entertainment, Inc.'s feature film "Spider-Man 3," which was released in May 2007. Our agreement with Spider-Man Merchandising, LP grants us exclusive worldwide publishing rights to publish entertainment software products based on subsequent Spider-Man movie sequels or new television series through 2017.

We also have an exclusive licensing agreement with professional skateboarder Tony Hawk. The agreement grants us exclusive rights to develop and publish video games through 2015 using Tony Hawk's name and likeness. Through March 31, 2007, we have released eight successful titles in the Tony Hawk franchise with cumulative net revenues of $1.2 billion, including the two fiscal 2007 third quarter releases, *Tony Hawk's Project 8*, which was released on the PSP, Xbox360, PS2, and PS3, and *Tony Hawk's Downhill Jam* which was released on the Wii, NDS, and GBA. According to the NPD Group, which is a provider of consumer and retail market research information for a wide range of industries, for the eighth consecutive year the Tony Hawk franchise had a top 10 best-selling game in the U.S. for the month of December. We will continue to build on the highly successful Tony Hawk franchise with future releases currently in development for multiple platforms.

We continue to develop a number of original intellectual properties internally. For example, in the third quarter of fiscal 2007 we released *Call of Duty 3* on the PS2, PS3, Xbox, Xbox360, and the Wii. According to the NPD Group, *Call of Duty 3* was the #3 best-selling console game in the U.S. *Call of Duty 3* was the sixth release based upon this original intellectual property following two PC exclusive titles, *Call of Duty* and *Call of Duty: United Offensive*, as well as multi-platform releases of *Call of Duty: Finest Hour*, *Call of Duty: Big Red One*, and *Call of Duty 2*. We expect to continue to develop a variety of games on multiple platforms based on this original intellectual property as well as continue to invest in developing other original intellectual properties.

We have continued our focus on establishing and maintaining relationships with talented and experienced software development and publishing teams. In June 2006, we acquired RedOctane, Inc. ("RedOctane"), the publisher of the popular Guitar Hero franchise. In the third quarter of fiscal 2007 we released *Guitar Hero II* on the PS2, which according to the NPD Group was the #1 game in dollars for the U.S. for the month of December and the #2 game overall for the third quarter of fiscal 2007. We have also developed *Guitar Hero II* for the Xbox 360 and plan on continuing to build on this franchise by investing in future development of Guitar Hero titles across a variety of platforms. We

Management's Discussion and Analysis of Financial Condition and Results of Operations

also have development agreements with other top-level, third-party developers such as id Software, Inc., Splash Damage, Ltd., and Traveller's Tales.

We will also continue to evaluate and exploit emerging brands that we believe have potential to become successful game franchises. For example, we have a multi-year, multi-property, publishing agreement with DreamWorks Animation LLC that grants us the exclusive rights to publish video games based on DreamWorks Animation SKG's theatrical release "Shrek 2," which was released in the first quarter of fiscal 2005, "Shark Tale," which was released in the second quarter of fiscal 2005, "Madagascar," which was released in the first quarter of fiscal 2006, "Over the Hedge," which was released in the first quarter of fiscal 2007, and all of their respective sequels. In addition, our multi-year agreement with DreamWorks Animation LLC also grants us the exclusive video game rights to four upcoming feature films, as well as potential future films in the "Shrek" franchise beyond the "Shrek the Third."

Additionally, we have a strategic alliance with Harrah's Entertainment, Inc. that grants us the exclusive, worldwide interactive rights to develop and publish "World Series of Poker" video games based on the popular World Series of Poker Tournament. In the second quarter of fiscal 2006, we released our first title under this alliance, *World Series of Poker*, which became the number one poker title of calendar 2005. Further building on this franchise, in the second quarter of fiscal 2007, we released our second title under this alliance, *World Series of Poker: Tournament of Champions.*

We also continue to build on our portfolio of licensed intellectual property. In February 2006, we signed an agreement with Hasbro Properties Group granting us the exclusive global rights (excluding Japan) to develop console, hand-held, and PC games based on Hasbro's "Transformers" brand. We anticipate releasing the first game concurrently with the July 2007 movie release of the live action "Transformers" film from DreamWorks Pictures and Paramount Pictures. In April 2006, we signed an agreement with MGM Interactive and EON Productions Ltd. granting us the exclusive rights to develop and publish interactive entertainment games based on the James Bond license through 2014. In May 2006, we signed a multi-year agreement with Mattel, Inc. which grants us the exclusive worldwide distribution rights to new video games on all platforms based on Mattel, Inc.'s *Barbie* brand. In the third quarter of fiscal 2006, we distributed six *Barbie* titles: *Barbie in the 12 Dancing Princesses, The Barbie Diaries: High School Mystery, Barbie Fashion Show, Barbie Horse Adventures: Mystery Ride, Barbie and the Magic of Pegasus,* and *Barbie as the Princess and the Pauper.* In September 2006, we entered into a distribution agreement with MTV Networks Kids and Family Group's Nickelodeon, a division of Viacom Inc., to be the exclusive distributor of three new Nick Jr. PC CD-ROM titles, published by Nickelodeon and based on the top preschool series on commercial television, *Dora The Explorer, The Backyardigans,* and *Go, Diego, Go!*

We are utilizing these developer relationships, new intellectual property acquisitions, new original intellectual property creations, and our existing library of intellectual property to further focus our game development on product lines that will deliver significant, lasting, and recurring revenues and operating profits.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our financial results. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the Notes to Consolidated Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. We recognize revenue from the sale of our products upon the transfer of title and risk of loss to our customers. Certain products are sold to customers with a street date (i.e., a date on which products are made widely available by retailers). For these products we recognize revenue no earlier than the street date. Revenue from product sales is recognized after deducting the estimated allowance for returns and price protection. With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is recognized upon delivery of such copies. Per copy royalties on sales that exceed the guarantee are recognized as earned. With respect to online transactions, such as electronic downloads of titles or product add-ons, revenue is recognized when the fee is paid by the online customer to purchase online content and we are notified by the online retailer that the product has been downloaded. In addition, in order to recognize revenue for both product sales and licensing transactions, persuasive evidence of an arrangement must exist and collection of the related receivable must be probable. Revenue recognition also determines the timing of certain expenses, including "cost of sales—intellectual property licenses" and "cost of sales—software royalties and amortization."

Sales incentives or other consideration given by us to our customers are accounted for in accordance with the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." In accordance with EITF Issue 01-9, sales incentives and other consideration that are considered adjustments of the selling price of our products, such as rebates and product placement fees, are reflected as reductions of revenue. Sales incentives and other consideration that represent costs incurred by us for assets or services received, such as the appearance of our products in a customer's national circular ad, are reflected as sales and marketing expenses.

Allowances for Returns, Price Protection, Doubtful Accounts, and Inventory Obsolescence. In determining the appropriate unit shipments to our customers, we benchmark our titles using historical and industry data. We closely monitor and analyze the historical performance of our various titles, the performance of products released by other publishers and the anticipated timing of other releases in order to assess future demands of current and upcoming titles. Initial volumes shipped upon title launch and subsequent reorders are evaluated to ensure that quantities are sufficient to meet the demands from the retail markets but at the same time, are controlled to prevent excess inventory in the channel.

We may permit product returns from, or grant price protection to, our customers under certain conditions. In general, price protection refers to the circumstances when we elect to decrease the wholesale price of a product by a certain amount and, when granted and applicable, allows customers a credit against amounts owed by such customers to us with respect to open and/or future invoices. The conditions our customers must meet to be granted the right to return products or price protection are, among other things, compliance with applicable payment terms, and consistent delivery to us of inventory and sell-through reports. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors. Management must make estimates of potential future product returns and price protection related to current period product revenue. We estimate the amount of future returns and price protection for current period product revenue utilizing historical experience and information regarding inventory levels and the

Management's Discussion and Analysis of Financial Condition and Results of Operations

demand and acceptance of our products by the end consumer. The following factors are used to estimate the amount of future returns and price protection for a particular title: historical performance of titles in similar genres, historical performance of the hardware platform, historical performance of the brand, console hardware life cycle, Activision sales force and retail customer feedback, industry pricing, weeks of on-hand retail channel inventory, absolute quantity of on-hand retail channel inventory, our warehouse on-hand inventory levels, the title's recent sell-through history (if available), marketing trade programs, and competing titles. The relative importance of these factors varies among titles depending upon, among other items, genre, platform, seasonality, and sales strategy. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. Based upon historical experience we believe our estimates are reasonable. However, actual returns and price protection could vary materially from our allowance estimates due to a number of reasons including, among others, a lack of consumer acceptance of a title, the release in the same period of a similarly themed title by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of our revenue for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection. For example, a 1% change in our March 31, 2007 allowance for returns and price protection would impact net revenues by $0.9 million.

Similarly, management must make estimates of the uncollectibility of our accounts receivable. In estimating the allowance for doubtful accounts, we analyze the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in our customers' payment terms and their economic condition, as well as whether we can obtain sufficient credit insurance. Any significant changes in any of these criteria would affect management's estimates in establishing our allowance for doubtful accounts.

We value inventory at the lower of cost or market. We regularly review inventory quantities on hand and in the retail channel and record a provision for excess or obsolete inventory based on the future expected demand for our products. Significant changes in demand for our products would impact management's estimates in establishing our inventory provision.

Software Development Costs. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Software development costs are capitalized once the technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "cost of sales—software royalties and amortization," capitalized costs when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to product development expense. We evaluate the future recoverability of capitalized amounts on a quarterly basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products for which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based.

Commencing upon product release, capitalized software development costs are amortized to "cost of sales—software royalties and amortization" based on the ratio of current revenues to total projected revenues, generally resulting in an amortization period of six months or less. For products that have been released in prior periods, we evaluate the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual title performance.

Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than and/or revised forecasted or actual costs are greater than the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge.

Intellectual Property Licenses. Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology, or other intellectual property or proprietary rights in the development of our products. Depending upon the agreement with the rights holder, we may obtain the rights to use acquired intellectual property in multiple products over multiple years, or alternatively, for a single product.

We evaluate the future recoverability of capitalized intellectual property licenses on a quarterly basis. The recoverability of capitalized intellectual property license costs is evaluated based on the expected performance of the specific products in which the licensed trademark or copyright is to be used. As many of our intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property, and the rights holder's continued promotion and exploitation of the intellectual property. Prior to the related product's release, we expense, as part of "cost of sales—intellectual property licenses," capitalized intellectual property costs when we believe such amounts are not recoverable. Capitalized intellectual property costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Commencing upon the related product's release, capitalized intellectual property license costs are amortized to "cost of sales—intellectual property licenses" based on the ratio of current revenues for the specific product to total projected revenues for all products in which the licensed property will be utilized. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year. For intellectual property included in products that have been released and unreleased products, we evaluate the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual title performance.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Additionally, as noted above, as many of our intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property and the rights holder's continued promotion and exploitation of the intellectual property. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Stock-Based Compensation. On April 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan ("employee stock purchases"), based on estimated fair values. SFAS 123R supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

We adopted SFAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of April 1, 2006, the first day of our fiscal year 2007. The Company's Consolidated Financial Statements as of and for the fiscal year ended March 31, 2007 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. See Note 14 for additional information.

In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). We have elected not to adopt the alternative transition method provided in the FSP 123R-3 for calculating the tax effects of stock-based compensation pursuant to SFAS 123R. We followed paragraph 81 of SFAS No. 123R to calculate the initial pool of excess tax benefits and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123R.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the measurement date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statement of Operations. Stock-based compensation expense recognized under SFAS 123R for the fiscal year ended March 31, 2007 was $25.5 million. Prior to the adoption of SFAS 123R, the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under APB 25, compensation expense was recorded for the issuance of stock options and other stock-based compensation based on the intrinsic value of the stock options and other stock-based compensation on the date of grant or measurement date. Under the intrinsic value method, compensation expense was recorded on the measurement date only if the current market price of the underlying stock exceeded the stock option or other stock-based award's exercise price. For the fiscal years ended March 31, 2006 and 2005, we recognized $3.1 million and $3.4 million, respectively, in stock-based compensation expense related to employee stock options and restricted stock, under APB 25. See Note 14 to the Consolidated Financial Statements for additional information.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in our Consolidated Statements of Operations for the fiscal year ended March 31, 2007 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of, April 1, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to April 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. As stock-based compensation expense recognized in the Consolidated Statements of Operations for the fiscal year ended March 31, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

As of April 1, 2005, we changed our method of valuation for share-based awards to a binomial-lattice model from the Black-Scholes option-pricing model ("Black-Scholes model") which was used for options granted prior to April 1, 2005 for FAS 123 fair value disclosures. For additional information, see Note 14 to the Consolidated Financial Statements. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selected Consolidated Statements of Operations Data

The following table sets forth certain Consolidated Statements of Operations data for the periods indicated as a percentage of consolidated net revenues and also breaks down net revenues by territory, business segment, and platform, as well as operating income by business segment (in thousands):

Fiscal year ended March 31,	2007		2006		2005	
Net revenues	$1,513,012	100%	$1,468,000	100%	$1,405,857	100%
Costs and expenses:						
Cost of sales—product costs	799,587	52	734,874	50	658,949	47
Cost of sales—software royalties and amortization	132,353	9	147,822	10	123,800	9
Cost of sales—intellectual property licenses	46,125	3	57,666	4	62,197	5
Product development	133,073	9	132,651	9	87,776	6
Sales and marketing	196,213	13	283,395	19	230,299	16
General and administrative	132,514	9	96,366	7	63,228	4
Total costs and expenses	1,439,865	95	1,452,774	99	1,226,249	87
Income from operations	73,147	5	15,226	1	179,608	13
Investment income, net	36,678	2	30,630	2	13,092	1
Income before income tax provision	109,825	7	45,856	3	192,700	14
Income tax provision	24,038	1	5,605	—	57,643	4
Net income	$ 85,787	6%	$ 40,251	3%	$ 135,057	10%
Net Revenues by Territory:						
North America	$ 753,376	50%	$ 710,040	48%	$ 696,325	50%
Europe	718,973	47	717,494	49	675,074	48
Other	40,663	3	40,466	3	34,458	2
Total net revenues	$1,513,012	100%	$1,468,000	100%	$1,405,857	100%
Net Revenues by Segment/Platform Mix:						
Publishing:						
Console	$ 886,795	59%	$ 812,345	55%	$ 713,947	51%
Hand-held	153,357	10	158,861	11	138,695	10
PC	78,886	5	183,457	13	220,087	15
Total publishing net revenues	1,119,038	74	1,154,663	79	1,072,729	76
Distribution:						
Console	238,662	16	196,413	13	256,452	18
Hand-held	122,293	8	76,973	5	23,282	2
PC	33,019	2	39,951	3	53,394	4
Total distribution net revenues	393,974	26	313,337	21	333,128	24
Total net revenues	$1,513,012	100%	$1,468,000	100%	$1,405,857	100%
Operating Income (Loss) by Segment:						
Publishing	$ 64,076	4%	$ (6,715)	—%	$ 155,863	11%
Distribution	9,071	1	21,941	1	23,745	2
Total operating income	$ 73,147	5%	$ 15,226	1%	$ 179,608	13%

Results of Operations—Fiscal Years Ended March 31, 2007 and 2006

Net Revenues

We primarily derive revenue from sales of packaged interactive software games designed for play on video game consoles (such as the PS2, PS3, Xbox360, and Wii), PCs, and hand-held game devices (such as the GBA, NDS, and PSP). We also derive revenue from our distribution business in Europe that provides logistical and sales services to third-party publishers of interactive entertainment software, our own publishing operations and third-party manufacturers of interactive entertainment hardware.

The following table details our consolidated net revenues by business segment and our publishing net revenues by territory for the years ended March 31, 2007 and 2006 (in thousands):

For the fiscal years ended March 31,	2007	2006	Increase/ (Decrease)	Change Percent
Publishing net revenues				
North America	$ 753,376	$ 710,040	$ 43,336	6%
Europe	324,999	404,157	(79,158)	(20)%
Other	40,663	40,466	197	0%
Total international	365,662	444,623	(78,961)	(18)%
Total publishing net revenues	1,119,038	1,154,663	(35,625)	(3)%
Distribution net revenues	393,974	313,337	80,637	26%
Consolidated net revenues	$1,513,012	$1,468,000	$ 45,012	3%

Consolidated net revenues increased 3% from $1,468.0 million for the fiscal year ended March 31, 2006 to $1,513.0 million for the fiscal year ended March 31, 2007. This increase in consolidated net revenues was driven by the following:

- Strong performance of our North American publishing unit led to a year over year increase in net revenues of $43.3 million or 6%. In the third quarter of fiscal 2007, we released a focused but high quality slate of titles, which resulted in strong consumer demand for our new releases in the third quarter, continuing reorders in the fourth quarter and strong price realization. In fiscal 2007, our major releases included *Call of Duty 3, Guitar Hero II, Marvel: Ultimate Alliance, Tony Hawk's Project 8, Over the Hedge, X-Men: Official Game, Shrek Smash n' Crash Racing, Tony Hawk's Downhill Jam, World Series of Poker: Tournament of Champions, Pimp My Ride,* and titles for our Cabela's, History Channel and new Barbie franchises. In fiscal 2006, we released the following major releases: *Doom 3* for the Xbox, *Madagascar, Fantastic Four, Ultimate Spider-Man, X-Men Legends II, THAW, Call of Duty 2, Call of Duty 2: Big Red One, GUN, True Crime: New York City, QUAKE 4, Shrek SuperSlam, The Movies, Cabela's Dangerous Hunts 2,* and *World Series of Poker.*
- An increase in net revenues from our distribution business due to a stronger release schedule for certain third-party publishers, higher revenues from hardware sales related to the launch of PS3 and Nintendo Wii, as well as ongoing sales of NDS and PSP, and the addition of a significant new customer in the second quarter of fiscal 2007.
- Impact of the year over year strengthening of the Great Britain Pound ("GBP"), Euro ("EUR") and Australian Dollar ("AUD") in relation to the United States Dollar ("USD"). Foreign exchange rates increased reported net revenues by approximately $51.6 million or 4% for the year ended

Management's Discussion and Analysis of Financial Condition and Results of Operations

March 31, 2007. Excluding the impact of changing foreign currency rates, our consolidated net revenues remained about in line with prior year.

Partially offset by:

- A decrease in publishing net revenues from our European publishing operations primarily due to a more focused slate in fiscal 2007, and a decrease in our affiliate business as only one title, LucasArts' *LEGO Star Wars II: The Original Trilogy* was released in 2007, whereas two strong affiliate titles, LucasArts' *Star Wars: Episode III Revenge of the Sith* and LucasArts' *Star Wars Battlefront II*, were released in fiscal 2006.

In fiscal 2008, we plan to leverage our traditional core franchises, such as Spider-Man, Shrek, Call of Duty and Tony Hawk, and extend our market leadership in the music-based gaming genre with Guitar Hero. In addition, we expect strong market growth as the next generation consoles gain critical mass. As a result, we anticipate revenues will increase in fiscal 2008 in comparison to the record net revenues achieved in fiscal 2007.

North America Publishing Net Revenues

(in thousands) March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$753,376	50%	$710,040	48%	$43,336	6%

North America publishing net revenues increased 6% from $710.0 million for the year ended March 31, 2006 to $753.4 million for the year ended March 31, 2007. Although the company released fewer titles in fiscal 2007, the high quality slate drove strong consumer demand and enabled the company to maintain pricing and record lower provisions for returns and price protection than in fiscal 2006. Net revenues were impacted by strong performances from *Guitar Hero II, Call of Duty 3, Marvel: Ultimate Alliance* and *Tony Hawk's Project 8*. North America publishing net revenues increased as a percentage of consolidated net revenues from 48% for the year ended March 31, 2006 to 50% for the year ended March 31, 2007. The increase in the percentage of consolidated net revenues is due to a combination of strong performance in North America and a decrease in our international publishing net revenues due to a smaller slate and a decrease in the number of affiliate titles in Europe released in fiscal 2007.

International Publishing Net Revenues

(in thousands) March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$365,662	24%	$444,623	30%	$(78,961)	(18)%

International publishing net revenues decreased by 18% from $444.6 million for the year ended March 31, 2006 to $365.7 million for the year ended March 31, 2007. Additionally, international publishing net revenues as a percentage of consolidated net revenues decreased from 30% for the year ended March 31, 2006 to 24% for the year ended March 31, 2007. The decrease in international publishing net revenues was primarily due to the decrease in the number of titles released internationally in fiscal 2007. Additionally, in Europe, our net revenues were impacted by a decrease in revenues from our affiliate titles. Fiscal 2006 included the successful LucasArts' titles, *Star Wars: Episode III Revenge of the Sith* and *Star Wars Battlefront II*, while fiscal 2007 included one major affiliate label release, LucasArts' *Lego Star Wars II: The Original Trilogy.* The decrease in international publishing net revenues was partially offset by a year over year strengthening of the EUR and the GBP in relation to the USD, which increased reported net revenues for fiscal 2007 by approximately $24.2 million. Excluding the impact of changing foreign currency rates, our international publishing net revenues decreased 23% year over year.

Publishing Net Revenues by Platform

Publishing net revenues decreased 3% from $1,154.7 million for the year ended March 31, 2006 to $1,119.0 million for the year ended March 31, 2007. The following table details our publishing net revenues by platform and as a percentage of total publishing net revenues for the years ended March 31, 2007 and 2006 (in thousands):

	Year Ended March 31, 2007	% of Publishing Net Revs	Year Ended March 31, 2006	% of Publishing Net Revs	Increase/ (Decrease)	Percent Change
Publishing Net Revenues						
PC	$ 78,886	7%	$ 183,457	16%	$(104,571)	(57)%
Console						
Sony PlayStation 3	53,842	5%	—	—%	53,842	n/a
Sony PlayStation 2	500,927	45%	422,239	36%	78,688	19%
Microsoft Xbox360	200,394	18%	102,809	9%	97,585	95%
Microsoft Xbox	54,232	5%	205,864	18%	(151,632)	(74)%
Nintendo Wii	54,636	5%	—	—%	54,636	n/a
Nintendo GameCube	22,761	2%	80,964	7%	(58,203)	(72)%
Other	3	—%	469	—%	(466)	(99)%
Total console	886,795	80%	812,345	70%	74,450	9%
Hand-held						
Game Boy Advance	48,478	4%	79,738	7%	(31,260)	(39)%
PlayStation Portable	49,931	4%	52,016	5%	(2,085)	(4)%
Nintendo Dual Screen	54,948	5%	27,107	2%	27,841	103%
Total hand-held	153,357	13%	158,861	14%	(5,504)	(3)%
Total publishing net revenues	$1,119,038	100%	$1,154,663	100%	$ (35,625)	(3)%

Personal Computer Net Revenues

(in thousands) March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$78,886	7%	$183,457	16%	$(104,571)	(57)%

Net revenues from sales of titles for the PC decreased 57% from $183.5 million and 16% of publishing net revenues for the year ended March 31, 2006 to $78.9 million and 7% of publishing net revenues for the year ended March 31, 2007. The decreases were primarily due to the strong performance of our fiscal 2006 PC releases, as well as a decrease in the number of titles released for the PC during

Management's Discussion and Analysis of Financial Condition and Results of Operations

fiscal 2007 as compared to fiscal 2006. In fiscal 2006, we released the highly successful PC title, *Call of Duty 2*, which was ranked by NPD Funworld as the #2 best-selling PC title in the United States for the third quarter of fiscal 2006, as well as *QUAKE 4*, *The Movies*, and *Doom 3: Resurrection of Evil*. This compares to fiscal 2007 where net revenues were primarily derived from catalog sales of *Call of Duty 2*, *QUAKE 4* and *The Movies*, as well as revenues from our European affiliate title LucasArts' *LEGO Star Wars II: The Original Trilogy*.

We expect fiscal 2008 PC publishing net revenues to increase due to the release of *Enemy Territory: QUAKE Wars*, and *Call of Duty 4*, as well as PC releases of large scale movie titles *(Spider-Man 3, Shrek the Third,* and *Transformers)*. *QUAKE* and *Call of Duty* had no PC releases in the fiscal 2007 base period and should attract a significant audience on the PC platform in fiscal 2008.

Sony PlayStation 3 Net Revenues

(in thousands) March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$53,842	5%	$—	—%	$53,842	n/a

The PS3 was released in November 2006 in North America and in March 2007 in Europe. Consistent with our goal of having a significant presence at the launch of each new platform, we released three titles concurrently with the hardware releases: *Call of Duty 3*, *Marvel: Ultimate Alliance*, and *Tony Hawk's Project 8*. All of these titles were released at premium retail pricing (i.e., $59.99 in the United States).

We expect net revenues from sales of titles for the PS3 to increase as the installed base of hardware grows.

Sony PlayStation 2 Net Revenues

(in thousands) March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$500,927	45%	$422,239	36%	$78,688	19%

Net revenues from sales of titles for the PS2 increased 19% from $422.2 million for the year ended March 31, 2006 to $500.9 million for the year ended March 31, 2007. Although we released a fewer number of major titles for the PS2 in fiscal 2007, the strong performance of these releases, particularly the PS2 exclusive title *Guitar Hero II*, resulted in higher net revenues in absolute dollars and as a percentage of publishing net revenues. The key titles impacting the fiscal 2007 results were *Call of Duty 3*, the #3 title overall for the third quarter of fiscal 2007 according to NPD Funworld, and *Guitar Hero II* (game and accessories), the #1 best-selling title on the PS2 platform for the third quarter of fiscal 2007 per NPD Funworld. In addition, we released *Marvel: Ultimate Alliance*, *Over the Hedge*, *Tony Hawk's Project 8*, *X-Men: The Official Game*, *Shrek Smash n' Crash Racing* and our European affiliate title, LucasArts' *LEGO Star Wars II: The Original Trilogy*. This compares to fiscal 2006 where we released the PS2 titles *Call of Duty 2: Big Red One*, *Tony Hawk's American Wasteland*, *Shrek SuperSlam*, *GUN*, *True Crime: New York City*, *Madagascar*, *Fantastic Four*, *X-Men Legends II*, *Ultimate Spider-Man* and two affiliate titles in Europe, LucasArts' *Star Wars: Episode III Revenge of the Sith* and *Star Wars Battlefront II*.

Although we expect net revenues from sales of titles for the PS2 to decline over time as consumers transition to next generation platforms, we continue to expect significant net revenues for PS2 for fiscal 2008 as we plan to develop and release many of our key titles on this platform.

Microsoft Xbox360 Net Revenues

(in thousands) March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$200,394	18%	$102,809	9%	$97,585	95%

Net revenues from sales of titles for the Xbox360 increased 95% from $102.8 million for the year ended March 31, 2006 to $200.4 million for the year ended March 31, 2007. As a percentage of publishing net revenues, net revenues from sales of titles for the Xbox360 doubled from 9% for the year ended March 31, 2006 to 18% for the year ended March 31, 2007. These increases are due to the growing installed base for the Xbox360, as well as an increase in the number of titles released. In fiscal 2007, we released ten titles for this platform, and according to NPD Funworld, three of our titles, *Call of Duty 3, Tony Hawk's Project 8* and *Marvel: Ultimate Alliance* ranked among the top ten Xbox 360 titles during the third quarter of fiscal 2007. In fiscal 2006, we released four titles concurrently with the November 2005 launch of the Xbox360 hardware, *Call of Duty 2, THAW, QUAKE 4,* and *GUN,* and we experienced strong sales for these four titles although limited by hardware availability.

We expect net revenues from sales of titles for the XBox360 to significantly increase in the upcoming fiscal year due to the growing installed base and our strong slate of Xbox360 titles.

Microsoft Xbox Net Revenues

(in thousands) March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$54,232	5%	$205,864	18%	$(151,632)	(74)%

Net revenues from sales of titles for the Xbox decreased 74% from $205.9 million for the year ended March 31, 2006 to $54.2 million for the year ended March 31, 2007. As a percentage of publishing net revenues, net revenues from sales of titles for the Xbox decreased from 18% for the year ended March 31, 2006 to 5% for the year ended March 31, 2007. These decreases were primarily attributable to a slowdown in sales for the Xbox as customers upgrade to the Xbox360, and the reduction in the number of titles released by us for this platform. In fiscal 2007 we released five major titles for Xbox: *Call of Duty 3, Tony Hawk's Project 8, Marvel: Ultimate Alliance, Over the Hedge* and *X-Men: The Official Game.* In fiscal 2006, we released our largest slate including *Call of Duty: Big Red One, Tony Hawk's American Wasteland, GUN, Ultimate Spider-Man, X-Men Legends II, True Crime: New York City, Shrek: SuperSlam, Madagascar, Fantastic Four* and the Xbox exclusive, *Doom 3.*

We expect our fiscal 2008 net revenues from sales of titles for the Xbox to decrease as consumers transition to next generation platforms and as we stop developing new titles for this platform.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Nintendo Wii Net Revenues

(in thousands) March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$54,636	5%	$—	—%	$54,636	n/a

The Nintendo Wii was released in November 2006. Consistent with our goal of having a significant presence at the launch of each next generation platform, we released five titles concurrently with the release of Wii: *Call of Duty 3, Marvel: Ultimate Alliance, World Series of Poker: Tournament of Champions, Rapala Tournament Fishing,* and *Tony Hawk's Downhill Jam.* With the strong consumer demand for the platform, our five releases performed well, three of which were top ten Wii titles in the third quarter of fiscal 2007, according to NPD Funworld: *Call of Duty 3, Marvel Ultimate Alliance* and *Tony Hawk's Downhill Jam.*

We expect net revenues from sales of titles for the Wii to significantly increase with the growth of the installed base and an increase in the number of titles on our slate for fiscal 2008. Due to its mass market appeal, we believe that the Wii will provide a significant opportunity for us in the upcoming fiscal years.

Nintendo GameCube Net Revenues

(in thousands) March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$22,761	2%	$80,964	7%	$(58,203)	(72)%

Net revenues from sales of titles for the Nintendo GameCube decreased 72% from $81.0 million for the year ended March 31, 2006 to $22.8 million for the year ended March 31, 2007. The decrease in absolute dollars and as a percentage of publishing net revenues reflects a decrease in the number of new releases in fiscal 2007 compared to fiscal 2006 and a significant slowdown in sales on the GameCube platform as customers transition to the next generation platforms. In fiscal 2006, we released nine major titles: *Madagascar, Tony Hawk's American Wasteland, Ultimate Spider-Man, Fantastic Four, Call of Duty: Big Red One, True Crime: New York City, GUN, Shrek SuperSlam* and *X-Men Legends II.* This compares to fiscal 2007 when we released four titles: *Over the Hedge, X-Men: The Official Game, Shrek Smash n' Crash Racing,* and our European affiliate title, LucasArts' *LEGO Star Wars II: The Original Trilogy.*

We expect net revenues for the GameCube to significantly decrease in fiscal 2008. Net revenues will be generated from catalog sales only, as we will no longer develop titles for this platform.

Hand-held

(in thousands) March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$153,357	13%	$158,861	14%	$(5,504)	(3)%

Net revenues from sales of titles for the hand-held platforms decreased 3% from $158.9 million for the year ended March 31, 2006 to $153.4 million for the year ended March 31, 2007. Hand-held net revenues as a percentage of publishing net revenues decreased slightly from 14% to 13%. Within the hand-held platforms, net revenues for the GBA platform decreased 39%, from $79.7 million for the prior fiscal year, to $48.5 million for fiscal 2007, PSP decreased by 4%, from $52.0 million to $49.9 million, and net revenues for the NDS doubled from $27.1 million for fiscal 2006 to $54.9 million for the current year. The decrease in net revenues for GBA is primarily related to slower GBA sales due to wider acceptance of the NDS platform. The net revenue increase for NDS reflects the strong performance of our key fiscal 2007 titles which include *Over the Hedge, Tony Hawk's Downhill Jam, X-Men: The Official Game, Spider-Man: Battle for New York* and LucasArts' *LEGO Star Wars II: The Original Trilogy* in Europe, as the platform continued to gain consumer acceptance and market share. PSP net revenues for fiscal 2007 were slightly lower than the previous year. In fiscal 2006, we released a stronger PSP slate and our titles performed well with the consumer excitement for the March 2005 North America platform launch, and the September 2005 European platform launch. The 2006 slate included *Tony Hawk's Underground 2, Spider-Man 2, X-Men Legends II, World Series of Poker,* and two affiliate titles in Europe. Our key releases in fiscal 2007 were *Marvel: Ultimate Alliance, Tony Hawk's Project 8, Call of Duty: Roads to Victory,* and one European affiliate title, LucasArts' *LEGO Star Wars II: The Original Trilogy.*

With the installed base of the NDS and PSP continuing to increase, we expect that fiscal 2008 hand-held net revenues will continue to increase year over year.

Overall

The platform mix of our future publishing net revenues will likely be impacted by a number of factors, including the ability of hardware manufacturers to continue to increase their installed hardware base for the next-generation platforms, as well as the performance of key product releases from our product release schedule. We expect that net revenues from console titles will continue to represent the largest component of our publishing net revenues with Xbox 360 having the largest percentage of that business in fiscal 2008 due to its large installed hardware base and our strong slate of titles. We expect significant growth in net revenues from PS3 and Wii next-generation console systems and a decrease in the percentage of PS2 business in fiscal 2008. With the installed base of the NDS and PSP platforms continuing to increase, we also expect to see a continued increase in our hand-held business in line with the growth in the installed base. Our net revenues from PC titles will be primarily driven by our product release schedule.

A significant portion of our revenues and profits are derived from a relatively small number of popular titles and brands each year and revenues and profits are significantly affected by our ability to release highly successful "hit" titles. For example, for the year ended March 31, 2007, 29% of our consolidated net revenues and 39% of worldwide publishing net revenues were derived from net revenues from our *Call of Duty 3, Guitar Hero II,* and *Marvel: Ultimate Alliance* titles. Though many of these titles have substantial production or acquisition costs and marketing budgets, once a title recoups these costs, incremental net revenues directly and positively impact operating profits resulting in a disproportionate amount of operating income being derived from these select titles. We expect that a limited number of titles and brands will continue to produce a disproportionately large amount of our net revenues and profits.

Three key factors that could affect future publishing and distribution net revenue performance are console hardware pricing, software pricing, and transitions in console platforms. As console hardware moves through its life cycle, hardware manufacturers typically enact price reductions. Reductions in the price of console hardware typically result in an increase in the installed base of hardware owned by consumers. Historically, we have seen that lower console hardware prices put downward pressure on software pricing. However, we expect console software launch pricing for the Xbox360 and PS3 to hold at current levels as a result of the strong consumer acceptance of these price points that has occurred since the launch of the next generation platforms and the greater product capability and value of next generation titles. We continue to expect software pricing on

Management's Discussion and Analysis of Financial Condition and Results of Operations

PS2 to hold at $39.99 with continued momentum on this platform. We will not be launching any new NGC or Xbox title in fiscal year 2008.

Distribution Net Revenues

(in thousands) March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$393,974	26%	$313,337	21%	$80,637	26%

Distribution net revenues for the year ended March 31, 2007 increased 26% from the prior fiscal year, from $313.3 million to $394.0 million. Foreign exchange rates increased reported distribution net revenues by approximately $27.3 million for the year ended March 31, 2007. Excluding the impact of the changing foreign currency rates, our distribution net revenues increased $53.3 million or 17% year over year. This year over year increase was primarily due to the strong releases for certain third-party publishers, increased hardware sales primarily related to the launch of two new platforms in fiscal 2007, the PS3 and the Nintendo Wii, as well as ongoing sales of NDS and PSP hardware, and the addition of a new customer in the second quarter of fiscal 2007.

The mix of distribution net revenues between hardware and software sales varied year over year with approximately 17% of distribution net revenues from hardware sales in the year ended March 31, 2007 as compared to 20% in the prior fiscal year. Fiscal 2007 results included the hardware releases of the Nintendo Wii in November 2006 and the PS3 in late March 2007. Fiscal 2006 included the release of the PSP in Europe in the second quarter and the Xbox360 in November 2005. The mix of future distribution net revenues will be driven by a number of factors including the occurrence of further hardware price reductions instituted by hardware manufacturers, and our ability to establish and maintain distribution agreements with hardware manufacturers, third-party software publishers and retail customers.

We expect our fiscal 2008 distribution net revenues to decrease in absolute dollars and as a percentage of consolidated net revenues when compared with fiscal 2007 primarily due to the loss of a customer at the end of fiscal 2007 and strong growth of our publishing business.

Costs and Expenses

Cost of Sales—Product Costs

(in thousands) March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$799,587	52%	$734,874	50%	$64,713	9%

Cost of sales—product costs represented 52% and 50% of consolidated net revenues for the years ended March 31, 2007 and 2006, respectively. In absolute dollars, cost of sales—product costs increased 9% from $734.9 million for the year ended March 31, 2006 to $799.6 million for the year ended March 31, 2007. The primary factors affecting the increase in cost of sales—product costs in absolute dollars and as a percentage of consolidated net revenues were:

- An increase in consolidated net revenues of 3% from $1,468.0 million for the year ended March 31, 2006 to $1,513.0 million for the year ended March 31, 2007.
- A higher percentage of our business relating to distribution which carries higher product costs than our publishing business.
- Higher net revenues from products for console platforms in absolute dollars and as a percentage of publishing net revenues from $812.3 million and 70% of publishing net revenues in fiscal 2006 to $886.8 million and 80% of publishing net revenues in fiscal 2007. Console products have higher costs of sales—product costs associated with them than PC products, due to the royalty payments to hardware manufacturers.

Partially offset by:

- Non-recurring write-downs of inventory costs recorded in fiscal 2006 in the amount of $14.5 million due to the high level of inventory for certain titles due to weaker market conditions and a slow down in re-orders caused by the console transition.

We expect cost of sales—product costs as a percentage of net revenues to decrease in fiscal 2008 as compared to fiscal 2007 primarily due to a larger proportion of our business being derived from the publishing segment in fiscal 2008.

Cost of Sales—Software Royalties and Amortization

(in thousands) March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$132,353	12%	$147,822	13%	$(15,469)	(10)%

Cost of sales—software royalties and amortization for the year ended March 31, 2007 decreased as a percentage of publishing net revenues from the prior fiscal year, from 13% to 12%. In absolute dollars, cost of sales—software royalties and amortization for the year ended March 31, 2007 also decreased from the prior fiscal year, from $147.8 million to $132.4 million. The decreases were mainly due to:

- A decrease in the number of titles released in fiscal 2007 as compared to the prior year when we had the largest slate of new releases in our history. A decrease in amortization of software development costs from internally developed games, was partially offset by increases in royalties for games developed by third-party developers.
- Non-recurring costs recorded in fiscal 2006 totaling $12.6 million, related to impairment charges for a title in development in 2006, and recoverability write-offs related to released titles.

We expect costs of sales—software royalties and amortization to increase in fiscal 2008 in proportion to the expected increase in publishing net revenues.

Cost of Sales—Intellectual Property Licenses

(in thousands) March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$46,125	4%	$57,666	5%	$(11,541)	(20)%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cost of sales—intellectual property licenses for the year ended March 31, 2007 decreased in absolute dollars and as a percentage of publishing net revenues over the same period last year, from $57.7 million to $46.1 million and from 5% to 4%, respectively. The decreases in both absolute dollars and as a percentage of publishing net revenues were due mainly to a decrease in the number of titles with associated intellectual property in fiscal 2007 compared to fiscal 2006. In fiscal 2007, we released the following titles with associated intellectual property: *Marvel: Ultimate Alliance, Over the Hedge, X-Men: Official Game, Guitar Hero II, Tony Hawk's Project 8* and *Tony Hawk's Downhill Jam.* In fiscal 2006, we released the following titles with associated intellectual property: *Doom 3* for the Xbox, *Madagascar, Fantastic Four, Ultimate Spider-Man, X-Men Legends II, THAW, Quake IV,* and *Shrek SuperSlam.*

We expect intellectual property licenses to increase in absolute dollars and as a percentage of publishing net revenues in fiscal 2008 as a result of our planned title slate which includes several key releases with licensed intellectual property such as *Spider-Man: The Movie 3, Transformers, Shrek the Third,* and *Bee Movie.*

Product Development

(in thousands)

March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$133,073	12%	$132,651	11%	$422	—%

Product development expenses of $133.1 million and $132.7 million represented 12% and 11% of publishing net revenues for the years ended March 31, 2007 and 2006, respectively. The increases in both absolute dollars and as a percentage of net revenues were primarily generated by:

- Increased costs incurred to fund more product development capacity at certain studios as well as the addition of Red Octane.
- Increases in product development expenses of $4.8 million in fiscal 2007 related to stock-based compensation expense as a result of the implementation of SFAS 123R.
- Compensation provided to employees in fiscal 2007 to cure tax penalties related to previously-exercised stock options.

Partially offset by:

- Product cancellation charges of $11.4 million, including termination fees, incurred during fiscal 2006. Given the market conditions, the lower than expected performance of some of our third quarter fiscal 2006 releases, and risks associated with console transition, we performed a thorough review of the then pending product slate. To better align opportunities associated with the next-generation console platforms with income potential and risks associated with certain titles in development, we canceled development of certain titles and permanently removed them from our future title slate. There were no product cancellation charges during fiscal 2007.
- The implementation during fiscal 2007 of certain cost control initiatives including sharing technologies and tools across multiple platforms and studios, increasing our development schedules to facilitate a longer pre-production phase and more predictable workflow times, and outsourcing certain areas of game development to lower cost service providers.

Sales and Marketing

(in thousands) March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$196,213	13%	$283,395	19%	$(87,182)	(31)%

Sales and marketing expenses of $196.2 million and $283.4 million represented 13% and 19% of consolidated net revenues for the years ended March 31, 2007 and 2006, respectively. The decrease in both absolute dollars and as a percentage of net revenues was a result of the implementation of a more targeted media program which worked more efficiently helped by the overall strength and high quality of our fiscal 2007 title slate. We also released fewer titles in fiscal 2007 compared to fiscal 2006, where we had the largest slate of new releases in our history. The decreases were partially offset by expenses of $5.1 million in fiscal 2007 related to stock-based compensation expense as a result of the implementation of SFAS 123R, as well as sales and marketing expenses associated with the acquisition of the Guitar Hero franchise.

General and Administrative

(in thousands) March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$132,514	9%	$96,366	7%	$36,148	38%

General and administrative expenses of $132.5 million and $96.4 million represented 9% and 7% of consolidated net revenues for the years ended March 31, 2007 and 2006, respectively. The increases were primarily due to increased legal expenses and professional fees relating primarily to our internal review of historical stock option granting practices, the consolidation of RedOctane into our results of operations, amortization of intangible assets related to the RedOctane acquisition, and stock-based compensation expense of $10.0 million in fiscal 2007 as a result of the implementation of SFAS 123R. These increases were partially offset by the benefits of our cost optimization program launched in the fourth quarter of fiscal 2006 and gains on foreign currency.

Operating Income

(in thousands)	March 31, 2007	% of Segment Net Revs	March 31, 2006	% of Segment Net Revs	Increase/ (Decrease)	Percent Change
Publishing	$64,076	6%	$ (6,715)	(1)%	$ 70,791	1,054%
Distribution	9,071	2%	21,941	7%	(12,870)	(59)%
Consolidated	$73,147	5%	$15,226	1%	$ 57,921	380%

Publishing operating income for the year ended March 31, 2007 increased $70.8 million from the same period last year, from an operating loss of $6.7 million to operating income of $64.1 million. The increase is primarily due to:

- The strong performance of our fiscal 2007 titles.
- A decrease in provision for returns and price protection in fiscal 2007 from 18% of consolidated net revenues in fiscal 2006 compared to 9% of consolidated net revenues in fiscal 2007, primarily due to improved market conditions and stronger sell-through of our 2007 title releases.

Management's Discussion and Analysis of Financial Condition and Results of Operations

- A significant decrease in sales and marketing spending as a result of improved efficiency in executing our marketing programs.
- The implementation of certain cost control initiatives resulting in decreased product development and general and administrative expenses (excluding expenses related to our internal review of historical stock option granting practices and expenses relating to the informal SEC inquiry and derivative litigation).
- Fiscal 2006 results included cancellation, impairment, and earn-out recoverability charges totaling $24.0 million. See additional description of charges incurred in the cost of sales—software royalties and amortization and the product development discussions.
- Fiscal 2006 results also included write-downs of inventory costs of $14.5 million. See additional description in the cost of sales—product costs discussion.

Partially offset by:

- Stock-based compensation expenses of $22.4 million for the year ended March 31, 2007 as a result of the implementation of SFAS 123R.
- Legal and other professional fees of $26.9 million associated with our internal review of historical stock option granting practices, including expenses relating to the informal SEC inquiry and derivative litigation.
- Amortization of intangible assets related to the RedOctane acquisition of $11.7 million.

Distribution operating income for the year ended March 31, 2007 decreased over the same period last year, from $21.9 million to $9.1 million. The decrease in operating income in 2007 was primarily due to increased business from large mass-market customers for which we earn smaller margins, an increase in hardware sales which carries a lower margin than software, and higher reserves for inventory obsolescence.

Investment Income, Net

(in thousands) March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$36,678	2%	$30,630	2%	$6,048	20%

Investment income, net for the year ended March 31, 2007 was $36.7 million as compared to $30.6 million for the year ended March 31, 2006. The increase was primarily due to higher yields earned on our short-term investments and cash equivalents, and a realized gain in the third quarter of fiscal 2007 of $1.8 million on the sale of an investment in common stock.

Provision for Income Taxes

(in thousands) March 31, 2007	% of Pre Tax Income	March 31, 2006	% of Pre Tax Income	Increase/ (Decrease)	Percent Change
$24,038	22%	$5,605	12%	$18,433	329%

The income tax provision of $24.0 million for the year ended March 31, 2007 reflects our effective income tax rate of 22%. This is higher than prior years as a result of an increase in pretax income for the year ended March 31, 2007, versus the amount of pretax income for the year ended March 31, 2006, without a corresponding increase in the benefit of book/tax differences. The significant items that generated the variance between our effective rate and our statutory rate of 35% were research and development tax credits, the impact of foreign tax rate differentials, and the elimination of the valuation allowance for research and development tax credits, partially offset by state taxes and the establishment of tax reserves for these credits and other deferred tax assets. The realization of deferred tax assets depends primarily on the generation of future taxable income. We believe that it is more likely than not that we will generate taxable income sufficient to realize the benefit of net deferred tax assets recognized.

Net Income

Net income for the year ended March 31, 2007 was $85.8 million or $0.28 per diluted share, as compared to $40.3 million or $0.14 per diluted share for the year ended March 31, 2006.

Results of Operations—Fiscal Years Ended March 31, 2006 and 2005

Net Revenues

We primarily derive revenue from sales of packaged interactive software games designed for play on video game consoles (such as the PS2, Xbox, Xbox360, and GameCube), PCs, and hand-held game devices (such as the GBA, NDS, and PSP). We also derive revenue from our distribution business in Europe that provides logistical and sales services to third-party publishers of interactive entertainment software, our own publishing operations and third-party manufacturers of interactive entertainment hardware.

The following table details our consolidated net revenues by business segment and our publishing net revenues by territory for the years ended March 31, 2006 and 2005 (in thousands):

For the years ended March 31,	2006	2005	Increase/ (Decrease)	Percent Change
Publishing net revenues				
North America	$ 710,040	$ 696,325	$ 13,715	2%
Europe	404,157	341,946	62,211	18%
Other	40,466	34,458	6,008	17%
Total international	444,623	376,404	68,219	18%
Total publishing net revenues	1,154,663	1,072,729	81,934	8%
Distribution net revenues	313,337	333,128	(19,791)	(6)%
Consolidated net revenues	$1,468,000	$1,405,857	$ 62,143	4%

Consolidated net revenues increased 4% from $1,405.9 million for the year ended March 31, 2005 to $1,468.0 million for the year ended March 31, 2006. This increase in consolidated net revenues was solely generated by our publishing business and was driven by the following:

- An increase year over year in the number of titles released. Our fiscal 2006 launch schedule included the largest slate of new releases in our history. In fiscal 2006, we released seventeen major titles including the following major releases: *Doom 3* for the Xbox, *Madagascar, Fantastic Four, Ultimate Spider-Man, X-Men Legends II, THAW, Call of Duty 2, Call of Duty 2: Big Red One, GUN, True Crime: New York City, QUAKE 4, Shrek SuperSlam, The Movies, Cabela's Dangerous Hunts 2,* and *World Series of Poker.* In addition, four of these titles, *Call of Duty 2, THAW, QUAKE 4,* and *GUN,* were released concurrently with the release of the Xbox360 platform at a premium retail price of $59.99. This compares to fourteen titles in fiscal 2005, which included the following major

Management's Discussion and Analysis of Financial Condition and Results of Operations

releases: *Spider-Man 2, Call of Duty: Finest Hour, Tony Hawk's Underground 2 ("THUG 2"), Shrek 2, X-Men Legends, Doom 3, Lemony Snicket's A Series of Unfortunate Events, Shark Tale, Cabela's Big Game Hunter 2005,* and *Rome: Total War.* Additionally in fiscal 2006, we achieved our goal of increasing the number of million and multi-million unit selling titles.

- An increase in our hand-held platform presence growing publishing hand-held revenues by $20.2 million or 15% from $138.7 million for the year ended March 31, 2005 to $158.9 million for the year ended March 31, 2006. This was driven by an increase in the number of hand-held titles released combined with titles being released across more hand-held platforms with the fiscal 2005 introductions of the PSP and NDS.

Partially offset by:

- An increase in provision for return and price protection throughout fiscal 2006 from 12% of net revenues in fiscal 2005 to 18% of net revenues in fiscal 2006, due to challenging market conditions and the ongoing console transition.
- A decrease in net revenues from our distribution business due mostly to the effect of year over year weakening of the Euro ("EUR") and Great Britain Pound ("GBP") in relation to the United States Dollar ("USD"). Foreign exchange rates decreased reported distribution net revenues by approximately $14.9 million for the year ended March 31, 2006. Excluding the impact of changing foreign currency rates, our distribution net revenues decreased 1% year over year.

North America Publishing Net Revenues

(in thousands) March 31, 2006	% of Consolidated Net Revenues	March 31, 2005	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$710,040	48%	$696,325	50%	$13,715	2%

North America publishing net revenues increased 2% from $696.3 million for the year ended March 31, 2005 to $710.0 million for the year ended March 31, 2006. The increase reflects our largest slate of releases in company history and expansion of our hand-held presence with products for PSP, NDS, and GBA. This was offset by weaker market conditions resulting in higher provisions for returns and price protection. North America publishing net revenues decreased as a percentage of consolidated net revenues from 50% for year ended March 31, 2005 to 48% for the year ended March 31, 2006. The decrease is due to a larger increase in our international publishing net revenues due to successful expansion efforts into new territories and the strong performance of our affiliate titles in Europe.

International Publishing Net Revenues

(in thousands) March 31, 2006	% of Consolidated Net Revenues	March 31, 2005	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$444,623	30%	$376,404	27%	$68,219	18%

International publishing net revenues increased by 18% from $376.4 million for the year ended March 31, 2005 to $444.6 million for the year ended March 31, 2006. Additionally, international publishing net revenues as a percentage of consolidated net revenues increased from 27% for the year ended

March 31, 2005 to 30% for the year ended March 31, 2006. The increases were due mainly to our successful expansion efforts into new territories combined with strong performance from our affiliate label products which included the successful LucasArts' titles, *Star Wars: Episode III Revenge of the Sith* and *Star Wars Battlefront II*. The increase in international publishing net revenues was partially offset by a weakening of the EUR and the GBP in relation to the USD of approximately $14.5 million. Excluding the impact of changing foreign currency rates, our international publishing net revenues increased 22% year over year.

Publishing Net Revenues by Platform

Publishing net revenues increased 8% from $1,072.7 million for the year ended March 31, 2005 to $1,154.7 million for the year ended March 31, 2006. The following table details our publishing net revenues by platform and as a percentage of total publishing net revenues for the years ended March 31, 2006 and 2005 (in thousands):

	Year Ended March 31, 2006	% of Publishing Net Revs	Year Ended March 31, 2005	% of Publishing Net Revs	Increase/ (Decrease)	Percent Change
Publishing Net Revenues						
PC	$ 183,457	16%	$ 220,087	21%	$(36,630)	(17)%
Console						
Sony PlayStation 2	422,239	36%	417,310	39%	4,929	1%
Microsoft Xbox	205,864	18%	196,894	18%	8,970	5%
Microsoft Xbox360	102,809	9%	—	—%	102,809	—%
Nintendo GameCube	80,964	7%	96,936	9%	(15,972)	(16)%
Other	469	—%	2,807	—%	(2,338)	(83)%
Total console	812,345	70%	713,947	66%	98,398	14%
Hand-held						
Game Boy Advance	79,738	7%	101,796	9%	(22,058)	(22)%
PlayStation Portable	52,016	5%	19,200	2%	32,816	171%
Nintendo Dual Screen	27,107	2%	17,699	2%	9,408	53%
Total hand-held	158,861	14%	138,695	13%	20,166	15%
Total publishing net revenues	$1,154,663	100%	$1,072,729	100%	$ 81,934	8%

Personal Computer Net Revenues

(in thousands)

March 31, 2006	% of Publishing Net Revenues	March 31, 2005	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$183,457	16%	$220,087	21%	$(36,630)	(17)%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net revenues from sales of titles for the PC decreased 17% from $220.1 million and 21% of publishing net revenues for the year ended March 31, 2005 to $183.5 million and 16% of publishing net revenues for the year ended March 31, 2006. The decrease in both absolute dollars and as a percentage of publishing revenue was due to the slate of PC titles released in fiscal 2005 in comparison to fiscal 2006. In fiscal 2005, we released the highly successful PC titles *Doom 3* and *Rome: Total War* and also had strong continued sell-through of our catalog title, *Call of Duty*. Although we had strong sales from our fiscal 2006 PC titles, *Call of Duty 2*, *The Movies*, and *QUAKE 4*, in fiscal 2005, according to NPD Funworld, we were the only publisher to have three top-ten PC titles for calendar year 2004.

Sony PlayStation 2 Net Revenues

(in thousands) March 31, 2006	% of Publishing Net Revenues	March 31, 2005	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$422,239	36%	$417,310	39%	$4,929	1%

Net revenues from sales of titles for the PS2 increased 1% from $417.3 million for the year ended March 31, 2005 to $422.2 million for the year ended March 31, 2006. The slight increase was primarily due to an increase in the number of major titles released for the PS2 from seven major titles in fiscal 2005 to nine major titles in fiscal 2006. This increase was offset by an increase in the provision for returns and price protection on new releases due to weaker market conditions. In addition, *Madagascar*, which was our fifth best-selling PS2 title for fiscal 2006 in terms of units sold, was released at a lower initial retail pricing point of $39.99 compared to $49.99 for comparable children's titles in fiscal 2005. As a percentage of publishing net revenues, net revenues from sales of titles for the PS2 decreased from 39% for the year ended March 31, 2005 to 36% for the year ended March 31, 2006. The decrease is due to a change in our platform revenue mix due to the introduction of the Xbox360.

Microsoft Xbox Net Revenues

(in thousands) March 31, 2006	% of Publishing Net Revenues	March 31, 2005	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$205,864	18%	$196,894	18%	$8,970	5%

Net revenues from sales of titles for the Xbox increased 5% from $196.9 million for the year ended March 31, 2005 to $205.9 million for the year ended March 31, 2006 and held steady as a percentage of publishing net revenues at 18%. The increase was primarily attributable to the strong performance of our first quarter fiscal 2006 Xbox exclusive release of *Doom 3* which had no comparable Xbox exclusive title released in fiscal 2005. This increase was offset by increased provisions for returns and price protection in anticipation of quicker required pricing actions as a result of the introduction of the Xbox360, which is expected to result in a gradual slowdown in sales for the Xbox as customers upgrade or anticipate upgrading to the next-generation platform.

Microsoft Xbox360 Net Revenues

(in thousands) March 31, 2006	% of Publishing Net Revenues	March 31, 2005	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$102,809	9%	$—	—%	$102,809	—%

The Xbox360 was released in November 2005 and was the first of the next-generation hardware to be released. Consistent with our goal of having a significant presence at the launch of each new platform, we released four titles concurrently with the release of the Xbox360, *Call of Duty 2, THAW, QUAKE 4,* and *GUN.* All of these titles were released at premium retail pricing of $59.99. Although limited by hardware availability in fiscal 2006, we experienced strong sales of these four titles, and, according to NPD Funworld, *Call of Duty 2* was the number one title on the Xbox360 and had the highest attach rate of any console launch in video game history.

Nintendo GameCube Net Revenues

(in thousands) March 31, 2006	% of Publishing Net Revenues	March 31, 2005	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$80,964	7%	$96,936	9%	$(15,972)	(16)%

Net revenues from sales of titles for the Nintendo GameCube decreased 16% from $96.9 million for the year ended March 31, 2005 to $81.0 million for the year ended March 31, 2006. Despite an increase in the number of titles released for the GameCube from seven major titles for the year ended March 31, 2005 to nine major titles for the year ended March 31, 2006, the releases in fiscal 2006, which included *GUN, Call of Duty 2: Big Red One, THAW,* and *True Crime: New York City,* were less geared toward the demographics of the GameCube audience as compared to our fiscal 2005 title releases, which included *Spider-Man 2* and *Shrek 2.* Additionally, *Madagascar,* which was our top selling title on the GameCube in fiscal 2006, was released at a lower initial retail pricing of $39.99 as compared to *Spider-Man 2* and *Shrek 2,* which were both released at an initial retail price of $49.99. *Madagascar* was our top selling title on the GameCube for fiscal 2006 and although it performed strongly, it compares to fiscal 2005 where our top two selling titles on the GameCube were *Spider-Man 2* and *Shrek 2,* each of which outperformed *Madagascar.*

Hand-held

(in thousands) March 31, 2006	% of Publishing Net Revenues	March 31, 2005	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$158,861	14%	$138,695	13%	$20,166	15%

Net revenues from sales of titles for the hand-held for the year ended March 31, 2006 increased 15% from the prior fiscal year, from $138.7 million to $158.9 million. Additionally, hand-held net revenues as a percentage of publishing net revenues increased from 13% for the year ended March 31, 2005 to 14% for the year ended March 31, 2006. The increases were due to the worldwide introductions of the NDS and PSP hand-held platforms in late fiscal 2005 and the continued growth of their installed base throughout fiscal 2006, which resulted in hand-held titles being sold across more platforms. In addition, compared to the other hand-held platforms, titles for the PSP have a higher retail pricing point of $49.99. The major titles driving hand-held net revenues in fiscal 2006 were *Madagascar, Madagascar: Operation Penguin, Fantastic Four, Ultimate Spider-Man,* and *Shrek SuperSlam* for the GBA; *Madagascar, Ultimate Spider-Man, Tony Hawk's American Sk8land,* and *Shrek SuperSlam* for the NDS; and *THUG 2, Spider-Man 2, X-Men Legends II,* and LucasArts' *Star Wars Battlefront II* for the PSP. This compares to fiscal 2005 where the main titles driving hand-held net revenues were *Shrek 2, Spider-Man 2,* and *DreamWorks' Shark Tale* for the GBA; *Spider-Man 2* for the NDS; and *THUG 2* and *Spider-Man 2* for the PSP.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Distribution Net Revenues

(in thousands) March 31, 2006	% of Consolidated Net Revenues	March 31, 2005	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$313,337	21%	$333,128	24%	$(19,791)	(6)%

Distribution net revenues for the year ended March 31, 2006 decreased 6% from the prior fiscal year, from $333.1 million to $313.3 million. Foreign exchange rates decreased reported distribution net revenues by approximately $14.9 million for the year ended March 31, 2006. Excluding the impact of the changing foreign currency rates, our distribution net revenues decreased $4.9 million or 1% year over year. The remaining year over year decrease was primarily due to the termination of relationships with unprofitable publishers and stronger third-party releases in fiscal 2005.

The mix of distribution net revenues between hardware and software sales varied year over year with approximately 20% of distribution net revenues from hardware sales in the year ended March 31, 2006 as compared to 13% in the prior fiscal year. This was mainly attributed to the release of the PSP in Europe in the second quarter of fiscal 2006 and the release of the Xbox360 in November 2005. In both fiscal years, hardware sales were principally comprised of sales of console hardware.

Costs and Expenses

Cost of Sales—Product Costs

(in thousands) March 31, 2006	% of Consolidated Net Revenues	March 31, 2005	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$734,874	50%	$658,949	47%	$75,925	12%

Cost of sales—product costs represented 50% and 47% of consolidated net revenues for the years ended March 31, 2006 and 2005, respectively. In absolute dollars, cost of sales—product costs increased 12% from $658.9 million for the year ended March 31, 2005 to $734.9 million for the year ended March 31, 2006. The primary factors affecting the increase in cost of sales—product costs in absolute dollars and as a percentage of consolidated net revenues were:

- Volume growth in our European territories of LucasArts' *Star Wars: Episode III Revenge of the Sith*, and *Star Wars Battlefront II*. LucasArts' titles are part of our affiliate label program and carry a significantly higher product cost than Activision developed titles.
- Write-downs of inventory costs for certain titles in fiscal 2006 in the amount of $14.5 million due to the high level of inventory for certain titles at the end of our third quarter of fiscal 2006. At the end of the third quarter of fiscal 2006 we reviewed the levels of inventory and determined that, due to lower than expected re-orders caused by weaker market conditions and the ongoing console transition, we anticipated that certain titles in our inventory would likely be sold below its original cost.
- A decrease in our PC net revenues as a percentage of publishing net revenues from 21% in fiscal 2005 to 16% in fiscal 2006. Products for PC typically have lower costs of sales—product costs associated with them as they do not require royalty payments to hardware manufacturers.
- An increase in provision for returns and price protection throughout fiscal 2006 from 12% of net revenues in fiscal 2005 compared to 18% of net revenues in fiscal 2006, due to challenging market conditions and the ongoing console transition.

- An increase in consolidated net revenues of 4% from $1,405.9 million for the year ended March 31, 2005 to $1,468.0 million for the year ended March 31, 2006.
- Reduced pricing on a number of catalog titles as well as new releases in our kids genre.

Cost of Sales—Software Royalties and Amortization

(in thousands) March 31, 2006	% of Publishing Net Revenues	March 31, 2005	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$147,822	13%	$123,800	12%	$24,022	19%

Cost of sales—software royalties and amortization for the year ended March 31, 2006 increased as a percentage of publishing net revenues from the prior fiscal year, from 12% to 13%. In absolute dollars, cost of sales—software royalties and amortization for the year ended March 31, 2006 also increased from the prior fiscal year, from $123.8 million to $147.8 million. The increases in cost of sales—software royalties and amortization in both absolute dollars and as a percentage of publishing net revenues were mainly due to:

- Impairment charges and recoverability write-offs of $12.6 million in fiscal 2006. We performed a detailed review of capitalized costs for released titles and determined that expected future revenues, given the change in market conditions, on certain titles would not support the remaining capitalized software balance on these titles. As a result, we incurred a $3.8 million recoverability charge on these titles in fiscal 2006. In addition, we reviewed future recoverability of capitalized amounts on titles in development and determined that one of our titles, to be released in fiscal 2007, was unlikely to fully recover capitalized costs given the change in expectations as a result of weaker market conditions and uncertainty involved in the console transition and, as a result, took an impairment charge of $8.8 million on this title.
- Overall continued increases in costs to develop titles for additional platforms, particularly those titles released for the more technologically advanced next-generation console platforms.

Cost of Sales—Intellectual Property Licenses

(in thousands) March 31, 2006	% of Publishing Net Revenues	March 31, 2005	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$57,666	5%	$62,197	6%	$(4,531)	(7)%

Cost of sales—intellectual property licenses for the year ended March 31, 2006 decreased in absolute dollars and as a percentage of publishing net revenues over the same period last year, from $62.2 million to $57.7 million and from 6% to 5%, respectively. The decreases in both absolute dollars and as a percentage of publishing net revenues were due mainly to a one-time benefit related to the settlement of an intellectual property claim in the second quarter of fiscal 2006. The number of titles with associated intellectual property remained relatively flat year over year. In fiscal 2006, we released the following titles with associated intellectual property: *Doom 3* for the Xbox, *Madagascar, Fantastic Four, Ultimate Spider-Man, X-Men Legends II, THAW, QUAKE 4,* and *Shrek SuperSlam.* In fiscal 2005 we released the following titles with associated intellectual property: *Spider-Man 2, Shrek 2, Shark Tale, X-Men Legends, THUG 2, Lemony Snicket's A Series of Unfortunate Events,* and *Doom 3.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Product Development

(in thousands) March 31, 2006	% of Publishing Net Revenues	March 31, 2005	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$132,651	11%	$87,776	8%	$44,875	51%

Product development expenses for the year ended March 31, 2006 increased as a percentage of publishing net revenues from the prior fiscal year, from 8% to 11%. In absolute dollars, product development expenses for the year ended March 31, 2006 also increased from the prior fiscal year, from $87.8 million to $132.7 million. The increase in product development expenses both in absolute dollars and as a percentage of publishing net revenues was due to:

- Increased development, quality assurance, and outside developer costs as a result of the development of more technologically advanced titles across more platforms.
- Product cancellation charges of $11.4 million, including termination fees, incurred during fiscal 2006. Given the market conditions, the lower than expected performance of some of our third quarter fiscal 2006 releases, and risks associated with console transition, we performed a thorough review of our upcoming product slate. To better align opportunities associated with the next-generation console platforms with income potential and risks associated with certain titles in development, we canceled development of certain titles and permanently removed them from our future title slate.
- Increased costs in fiscal 2006 related to the full year operation of three recently acquired studios, Vicarious Visions, Inc., Toys for Bob, Inc., and Beenox, Inc., as well as costs incurred to fund more product development capacity at certain studios.

Sales and Marketing

(in thousands) March 31, 2006	% of Consolidated Net Revenues	March 31, 2005	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$283,395	19%	$230,299	16%	$53,096	23%

Sales and marketing expenses of $283.4 million and $230.3 million represented 19% and 16% of consolidated net revenues for the years ended March 31, 2006 and 2005, respectively. The increases in both absolute dollars and as a percentage of net revenues was primarily generated by our publishing business as a result of significant marketing programs including television and in-theatre ad campaigns and in-store promotions to support our biggest product release slate in company history. The increase in sales and marketing investment as a percentage of net revenues was a result of additional sales and marketing investment during the key holiday season which did not provide the revenue increase that was anticipated at the time that the marketing costs were incurred.

General and Administrative

(in thousands) March 31, 2006	% of Consolidated Net Revenues	March 31, 2005	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$96,366	7%	$63,228	4%	$33,138	52%

General and administrative expenses for the year ended March 31, 2006 increased $33.1 million over the same period last year, from $63.2 million to $96.4 million. As a percentage of consolidated net revenues, general and administrative expenses increased from 4% to 7%. The increases were primarily due to an increase in personnel costs including costs related to European territory expansion, separation and severance costs associated with a less than 7% reduction in workforce in the fourth quarter of fiscal 2006, increased bad debt write-offs, an increase in foreign currency transaction losses, and increased legal costs.

Operating Income

(in thousands)	March 31, 2006	% of Segment Net Revs	March 31, 2005	% of Segment Net Revs	Increase/ (Decrease)	Percent Change
Publishing	$ (6,715)	(1)%	$155,863	15%	$(162,578)	(104)%
Distribution	21,941	7%	23,745	7%	(1,804)	(8)%
Consolidated	$15,226	1%	$179,608	13%	$(164,382)	(92)%

Publishing operating income for the year ended March 31, 2006 decreased $162.6 million from the same period last year, from $155.9 million to an operating loss of $6.7 million. The decrease is primarily due to:

- Increased sales and marketing spending to support our large title release slate.
- An increase in provision for returns and price protection throughout fiscal 2006 from 12% of net revenues in fiscal 2005 compared to 18% of net revenues in fiscal 2006, due to challenging market conditions and the ongoing console transition.
- Cancellation, impairment, and earn-out recoverability charges totaling $24.0 million taken in fiscal 2006. See additional description of charges incurred in the cost of sales—software royalties and amortization and the product development discussions.
- Write-downs of inventory costs of $14.5 million taken during fiscal 2006. See additional description in the cost of sales—product costs discussion.

Distribution operating income for the year ended March 31, 2006 decreased over the same period last year, from $23.7 million to $21.9 million. The decrease was primarily due to the impact of changes in foreign currency rates on distribution operating income of approximately $1.4 million. Excluding the impact of changes in foreign currency rates, distribution operating income for the year ended March 31, 2006 decreased approximately $0.4 million or 2% from the same period last year.

Investment Income, Net

(in thousands)

March 31, 2006	% of Consolidated Net Revenues	March 31, 2005	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$30,630	2%	$13,092	1%	$17,538	134%

Investment income, net for the year ended March 31, 2006 was $30.6 million as compared to $13.1 million for the year ended March 31, 2005. The increase was primarily due to higher invested balances combined with rising yields, a realized gain in the first quarter of fiscal 2006 of $1.3 million on the sale of an investment in common stock, and a realized gain of $2.9 million on the sale of a cost basis investment during the year ended March 31, 2006 as compared to 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes

(in thousands) March 31, 2006	% of Pre Tax Income	March 31, 2005	% of Pre Tax Income	Increase/ (Decrease)	Percent Change
$5,605	12%	$57,643	30%	$(52,038)	(90)%

The income tax provision of $5.6 million for the year ended March 31, 2006 reflects our effective income tax rate of 12%, which differs from our effective rate of 30% for the year ended March 31, 2005, due to an increase in federal research and development credit for the year ended March 31, 2006, over the amount generated for the year ended March 31, 2005, and a decrease in pretax income for the year ended March 31, 2006, versus the amount of pretax income for the year ended March 31, 2005, without a corresponding decrease in the benefit of book/tax. The significant items that generated the variance between our effective rate and our statutory rate of 35% were research and development tax credits and the impact of foreign tax rate differentials, partially offset by an increase in our deferred tax asset valuation allowance and state taxes. The realization of deferred tax assets depends primarily on the generation of future taxable income. We believe that it is more likely than not that we will generate taxable income sufficient to realize the benefit of net deferred tax assets recognized.

Net Income

Net income for the year ended March 31, 2006 was $40.3 million or $0.14 per diluted share, as compared to $135.1 million or $0.49 per diluted share for the year ended March 31, 2005.

Selected Quarterly Operating Results

Our quarterly operating results have in the past varied significantly and will likely vary significantly in the future, depending on numerous factors, several of which are not under our control. Our business also has experienced and is expected to continue to experience significant seasonality, largely due to consumer buying patterns and our product release schedule focusing on those patterns. Net revenues typically are significantly higher during the fourth calendar quarter, primarily due to the increased demand for consumer software during the year-end holiday buying season. Accordingly, we believe that period to period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

The following table is a comparative breakdown of our unaudited quarterly results for the immediately preceding eight quarters (amounts in thousands, except per share data):

For the quarters ended	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005
Net revenues	$312,512	$824,259	$188,172	$188,069	$188,125	$816,242	$222,540	$241,093
Cost of sales	216,007	483,180	141,078	137,800	128,309	498,325	141,458	172,270
Operating income (loss)	(29,114)	173,120	(37,410)	(33,449)	(26,560)	83,893	(27,788)	(14,319)
Net income (loss)	(14,422)	142,820	(24,302)	(18,309)	(9,128)	67,856	(14,230)	(4,247)
Basic earnings (loss) per share[1]	(0.05)	0.51	(0.09)	(0.07)	(0.03)	0.25	(0.05)	(0.02)
Diluted earnings (loss) per share[1]	(0.05)	0.46	(0.09)	(0.07)	(0.03)	0.23	(0.05)	(0.02)

(1) Consolidated financial information has been restated for the effect of our four-for-three stock split effected in the form of a 33⅓% stock dividend to shareholders of record as of October 10, 2005, paid October 24, 2005.

Liquidity and Capital Resources

Sources of Liquidity

(in thousands) As of and for the year ended March 31,	2007	2006	Increase/ (Decrease)
Cash and cash equivalents	$384,409	$354,331	$ 30,078
Short-term investments	570,440	590,629	(20,189)
	$954,849	$944,960	$ 9,889
Percentage of total assets	53%	67%	
Cash flows provided by operating activities	$ 27,162	$ 86,007	$(58,845)
Cash flows used in investing activities	(35,242)	(85,796)	50,554
Cash flows provided by financing activities	27,968	45,088	(17,120)

As of March 31, 2007, our primary source of liquidity is comprised of $384.4 million of cash and cash equivalents and $570.4 million of short-term investments. Over the last two years, our primary sources of liquidity have included cash on hand at the beginning of the year and cash flows generated from continuing operations. We have also generated cash flows from the issuance of our common stock to employees through the exercise of options, which is described in more detail below in "Cash Flows from Financing Activities." We have not utilized debt financing as a significant source of cash flows. However, we do have available at certain of our international locations, credit facilities, which are described below in "Credit Facilities," that can be utilized if needed.

We believe that we have sufficient working capital ($1,060.1 million at March 31, 2007), as well as proceeds available from our international credit facilities, to finance our operational requirements for at least the next twelve months, including purchases of inventory and equipment, the funding of the development, production, marketing and sale of new products, and the acquisition of intellectual property rights for future products from third parties.

Cash Flows from Operating Activities

The primary source of cash flows from operating activities typically have included the collection of customer receivables generated by the sale of our products, offset by payments to vendors for the manufacture, distribution, and marketing of our products, third-party developers and intellectual property holders, and our own employees. A significant operating use of our cash relates to our continued investment in software development and intellectual property licenses. We spent approximately $166.1 million and $193.9 million in the years ended March 31, 2007 and 2006, respectively, in connection with the acquisition of publishing or distribution rights for products being developed by third parties, the execution of new license agreements granting us long-term rights to intellectual property of third parties, as well as the capitalization of product development costs relating to internally developed products. The decrease period over period is primarily due to new agreements with DreamWorks Animation LLC, Marvel Characters which were signed in fiscal 2006, partially offset by increased product development costs related to titles in development and additional intellectual property licenses in fiscal 2007. We expect that we will continue to make significant expenditures relating to our investment in software development and intellectual property licenses. Our future cash commitments relating to these investments are detailed below in "Commitments." Cash flows from operations are affected by our ability to release highly successful or "hit" titles. Though many of these titles have substantial production or acquisition costs and marketing expenditures, once a title recoups these costs, incremental net revenues typically will directly and positively impact cash flows.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the years ended March 31, 2007 and 2006, cash flows from operating activities were $27.2 million and $86.0 million, respectively. The principal components comprising cash flows from operating activities for the year ended March 31, 2007, included favorable operating results, amortization of capitalized software development costs and intellectual property licenses, increases in payables and accrued liabilities, partially offset by investments in software development and intellectual property licenses and increases in accounts receivables. See an analysis of the change in key balance sheet accounts below in "Key Balance Sheet Accounts." We expect that a primary source of future liquidity, both short-term and long-term, will be the result of cash flows from continuing operations.

Cash Flows from Investing Activities

The primary source of cash used in investing activities typically have included capital expenditures, acquisitions of privately held interactive software development companies and publishing companies, and the net effect of purchases and sales/maturities of short-term investment vehicles. The goal of our short-term investments is to maximize return while minimizing risk, maintaining liquidity, coordinating with anticipated working capital needs, and providing for prudent investment diversification.

For the years ended March 31, 2007 and 2006, cash flows used in investing activities were $35.2 million and $85.8 million, respectively. For the year ended March 31, 2007, cash flows used in investing activities were primarily the result of cash paid for business acquisitions and capital expenditures, purchases of short-term investments, partially offset by proceeds from sales and maturities of short-term investments. The decrease in cash flows used in investing activities versus the prior year was primarily related to our short-term investment activity as we had net proceeds from maturities in fiscal 2007 versus net purchases of short-term investments in fiscal 2006. We have historically financed our acquisitions through the issuance of shares of common stock or a combination of common stock and cash. We will continue to evaluate potential acquisition candidates as to the benefit they bring to us.

Cash Flows from Financing Activities

The primary source of cash provided by financing activities has been transactions involving our common stock, including the issuance of shares of common stock to employees. We have not utilized debt financing as a significant source of cash flows. However, we do have available at certain of our international locations, credit facilities, which are described below in "Credit Facilities," that can be utilized if needed.

For the years ended March 31, 2007 and 2006, cash flows from financing activities were $28.0 million and $45.1 million, respectively. The cash provided by financing activities for the year ended March 31, 2007 was the result of the issuance of common stock related to employee stock option and stock purchase plans. The decrease in cash provided by financing activities from the prior year is due to the suspension of stock option exercises as of November 9, 2006 due to our internal review of historical stock option granting practices.

During fiscal 2003, our Board of Directors authorized a buyback program under which we can repurchase up to $350.0 million of our common stock. Under the program, shares may be purchased as determined by management and within certain guidelines, from time to time, in the open market or in privately negotiated transactions, including privately negotiated structured stock repurchase transactions and through transactions in the options markets. Depending on market conditions and other factors, these purchases may be commenced or suspended at any time or from time to time without prior notice. As of March 31, 2007, we had approximately $226.2 million available for utilization under the buyback program. We actively manage our capital structure as a component of our overall business strategy. Accordingly, in the future, when we determine that market conditions are appropriate, we may seek to achieve long-term value for the shareholders through, among other things, new debt or equity financings or refinancings, share repurchases, and other transactions involving our equity or debt securities.

Key Balance Sheet Accounts

Accounts Receivable *(amounts in thousands)*	March 31, 2007	March 31, 2006	Increase/ (Decrease)
Gross accounts receivable	$240,112	$127,035	$113,077
Net accounts receivable	148,694	28,782	119,912

The increase in gross accounts receivable was primarily the result of higher fourth quarter revenues due to:

- The fourth quarter fiscal 2007 European release of the PS3 hardware.
- Late fourth quarter fiscal 2007 European releases of *Call of Duty 3, Tony Hawk's Project 8,* and *Marvel: Ultimate Alliance* for the PS3. There were no corresponding new releases in the fourth quarter of fiscal 2006.
- Continued strong catalogue performance of our 2006 holiday slate.

Reserves for returns, price protection and bad debt decreased from $98.3 million at March 31, 2006 to $91.4 million at March 31, 2007 while reserves as a percentage of gross receivables decreased from 77% to 38%. This decrease was largely due to significant reserves for returns and price protection required at March 31, 2006 related to weak market conditions and the uncertainty involved in the ongoing console transition. Reserves for returns and price protection are a function of the number of units and pricing of titles in retail inventory (see Notes to Consolidated Financial Statements, Note 1: Summary of Significant Accounting Policies: Allowances for Returns, Price Protection, Doubtful Accounts, and Inventory Obsolescence).

Inventories *(amounts in thousands)*	March 31, 2007	March 31, 2006	Increase/ (Decrease)
Inventories	$91,231	$61,483	$29,748

The increase in inventories at March 31, 2007 compared to March 31, 2006 is the result of additional inventories associated with RedOctane and the Guitar Hero products, which were acquired in the first quarter of fiscal 2007, additional PS3 inventory due to the European release of the console late in the fourth quarter of fiscal 2007, and an increase in inventories at our distribution business related to the addition of a significant new customer in the second quarter of fiscal 2007.

Software Development *(amounts in thousands)*	March 31, 2007	March 31, 2006	Increase/ (Decrease)
Software development	$130,922	$60,619	$70,303

Software development increased from $60.6 million at March 31, 2006 to $130.9 million at March 31, 2007 due to continued investment in software development for titles being developed for release in fiscal 2008, particularly for three significant new games slated for release in the first quarter of fiscal 2008, offset by amortization of software development costs for titles launched in fiscal 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Intellectual Property Licenses *(amounts in thousands)*	March 31, 2007	March 31, 2006	Increase/ (Decrease)
Intellectual property licenses	$100,274	$87,046	$13,228

Intellectual property licenses increased from $87.0 million at March 31, 2006 to $100.3 million at March 31, 2007. The increase in intellectual property licenses was primarily the result of:

- Continued investment in intellectual property licenses totaling $23.2 million in fiscal 2007 for license agreements granting us long-term rights to intellectual property of third parties, such as our agreement with MGM Interactive and EON Productions Ltd. to develop and publish interactive entertainment games based on the James Bond license.

Partially offset by:

- $10.0 million of amortization of intellectual property licenses mostly related to releases in the first quarter of fiscal 2007.

Accounts Payable *(amounts in thousands)*	March 31, 2007	March 31, 2006	Increase/ (Decrease)
Accounts payable	$136,517	$88,994	$47,523

The increase in accounts payable of $47.5 million from March 31, 2006 to March 31, 2007 primarily reflects amounts due to support the significant launch slate in the first quarter of fiscal 2008 versus no similar launches in the same quarter of fiscal 2007.

Accrued Expenses *(amounts in thousands)*	March 31, 2007	March 31, 2006	Increase/ (Decrease)
Accrued expenses	$204,652	$104,862	$99,790

The increase in accrued expenses was primarily driven by:

- Tax reserves recorded in fiscal 2007 as a result of improved profitability leading to utilization of net operating loss carryforwards.
- Increased annual bonuses as a result of company performance.
- Increased royalties payable due to higher percentage of products being developed externally.

Credit Facilities

We have revolving credit facilities with our Centresoft subsidiary located in the UK (the "UK Facility") and our NBG subsidiary located in Germany (the "German Facility"). The UK Facility provided Centresoft with the ability to borrow up to GBP 12.0 million ($23.6 million), including issuing letters of credit, on a revolving basis as of March 31, 2007. Furthermore, under the UK Facility, Centresoft provided a GBP 0.6 million ($1.2 million) guarantee for the benefit of our CD Contact subsidiary as of March 31, 2006. The UK Facility bore interest at LIBOR plus 2.0% as of March 31, 2007, is collateralized by substantially all of the assets of the subsidiary and expires in January 2008.

The UK Facility also contains various covenants that require the subsidiary to maintain specified financial ratios related to, among others, fixed charges. As of March 31, 2006, we were in compliance with these covenants. No borrowings were outstanding against the UK Facility as of March 31, 2006. The German Facility provided for revolving loans up to EUR 0.5 million ($0.7 million) as of March 31, 2007, bore interest at a Eurocurrency rate plus 2.5%, is collateralized by certain of the subsidiary's property and equipment and has no expiration date. No borrowings were outstanding against the German Facility as of March 31, 2007.

As of March 31, 2007, we maintained a $7.5 million irrevocable standby letter of credit. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain on deposit with the bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate amount of any drawings under the letter of credit that have been honored thereunder but not reimbursed. At March 31, 2007, the $7.5 million deposit is included in short-term investments as restricted cash. No borrowings were outstanding as of March 31, 2007 or 2006.

As of March 31, 2007, our publishing subsidiary located in the UK maintained a EUR 4.0 million ($5.3 million) irrevocable standby letter of credit. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. The standby letter of credit does not require a compensating balance and is collateralized by substantially all of the assets of the subsidiary and expires in August 2007. No borrowings were outstanding as of March 31, 2007 or 2006.

Commitments

In the normal course of business, we enter into contractual arrangements with third parties for non-cancelable operating lease agreements for our offices, for the development of products, as well as for the rights to intellectual property. Under these agreements, we commit to provide specified payments to a lessor, developer, or intellectual property holder, based upon contractual arrangements. Typically, the payments to third-party developers are conditioned upon the achievement by the developers of contractually specified development milestones. These payments to third-party developers and intellectual property holders typically are deemed to be advances and are recoupable against future royalties earned by the developer or intellectual property holder based on the sale of the related game. Additionally, in connection with certain intellectual property right acquisitions and development agreements, we will commit to spend specified amounts for marketing support for the related game(s) which is to be developed or in which the intellectual property will be utilized. Additionally, we lease certain of our facilities and equipment under non-cancelable operating lease agreements. Assuming all contractual provisions are met, the total future minimum commitments for these and other contractual arrangements in place as of March 31, 2007, are scheduled to be paid as follows (amounts in thousands):

	Contractual Obligations			
Fiscal year ending March 31,	Facility & Equipment Leases	Developer & IP	Marketing	Total
2008	$14,213	$ 67,836	$40,254	$122,303
2009	13,131	31,579	30,679	75,389
2010	12,070	29,936	100	42,106
2011	9,854	30,586	13,100	53,540
2012	5,543	16,586	—	22,129
Thereafter	17,783	47,586	—	65,369
Total	$72,594	$224,109	$84,133	$380,836

Management's Discussion and Analysis of Financial Condition and Results of Operations

As of March 31, 2007 and 2006, we did not have any relationships with unconsolidated entities or financial parties, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such relationships.

Related Parties

From August 2001 until September 2005, one of the members of our Board of Directors was an individual who is a partner in a law firm that has provided legal services to Activision for more than ten years. For the years ended March 31, 2005 and 2004, the years presented in this Annual Report for which that person was a member of the Board of Directors, the fees we paid to the law firm were an insignificant portion of the law firm's total revenues. We believe that the fees charged to us by the law firm were competitive with the fees charged by other law firms.

Financial Disclosure

We maintain internal controls over financial reporting, which generally include those controls relating to the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. We also are focused on our "disclosure controls and procedures," which as defined by the Securities and Exchange Commission are generally those controls and procedures designed to ensure that financial and non-financial information required to be disclosed in our reports filed with the Securities and Exchange Commission is reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is communicated to management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our Disclosure Committee, which operates under the Board approved Disclosure Committee Charter and Disclosure Controls & Procedures Policy, includes senior management representatives and assists executive management in its oversight of the accuracy and timeliness of our disclosures, as well as in implementing and evaluating our overall disclosure process. As part of our disclosure process, senior finance and operational representatives from all of our corporate divisions and business units prepare quarterly reports regarding their current quarter operational performance, future trends, subsequent events, internal controls, changes in internal controls, and other accounting and disclosure-relevant information. These quarterly reports are reviewed by certain key corporate finance representatives. These corporate finance representatives also conduct quarterly interviews on a rotating basis with the preparers of selected quarterly reports. The results of the quarterly reports and related interviews are reviewed by the Disclosure Committee. Finance representatives also conduct reviews with our senior management team, our internal and external counsel, and other appropriate personnel involved in the disclosure process, as appropriate. Additionally, senior finance and operational representatives provide internal certifications regarding the accuracy of information they provide that is utilized in the preparation of our periodic public reports filed with the Securities and Exchange Commission. Financial results and other financial information also are reviewed with the Audit Committee of the Board of Directors on a quarterly basis. As required by applicable regulatory requirements, the Chief Executive Officer and the Chief Financial Officer review and make various certifications regarding the accuracy of our periodic public reports filed with the Securities and Exchange Commission, our disclosure controls and procedures, and our internal control over financial reporting. With the assistance of the Disclosure Committee, we will continue to assess and monitor our disclosure controls and procedures, and our internal controls over financial reporting, and will make refinements as necessary.

Recently Issued Accounting Standards and Laws

In February 2006, the FASB issued Statement No. 155 ("SFAS No. 155"), "Accounting for Certain Hybrid Financial Instruments—An amendment of FASB Statements No. 133 and 140." SFAS No. 155 amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" to resolve issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We do not expect that the adoption of SFAS No. 155 will have a material effect on our financial position or results of operations.

In March 2006, the FASB issued Statement No. 156 ("SFAS No. 156"), "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140." SFAS No. 156 amends Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits either the "amortization method" or the "fair value measurement method," as subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective in the first fiscal year that begins after September 15, 2006. We do not expect that the adoption of SFAS No. 156 will have a material effect on our financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," an interpretation of SFAS No. 109. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure, and transition. In addition, FIN 48 excludes income taxes from the scope of SFAS No. 5, "Accounting for Contingencies." FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the consolidated balance sheets prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the effect that the adoption of FIN 48 will have on our results of operations and financial position.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In September 2006, the FASB issued Statement No. 157 ("SFAS No. 157"), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect that the adoption of SFAS No. 157 will have a material effect on our financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 requires the use of both the "iron curtain" and "rollover" approach in quantifying the materiality of misstatements. SAB 108 also discusses the implications of misstatements uncovered upon the application of SAB 108 in situations when a registrant has historically been using either the iron curtain approach or the rollover approach. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 had no impact on our financial position or results of operations.

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). This new standard aims to make it easier for investors, employees, retirees and other parties to understand and assess an employer's financial position and its ability to fulfill the obligations under its benefit plans. SFAS No. 158 requires employers to fully recognize in their financial statements the obligations associated with single-employer defined benefit pension plans, retiree healthcare plans, and other postretirement plans. Specifically, it requires a company to (1) recognize on its balance sheet an asset for a plan's overfunded status or a liability for a plan's underfunded status, (2) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and (3) recognize changes in the funded status of a plan through comprehensive income in the year in which the changes occur. The adoption of SFAS No. 158 had no impact on our financial position or results of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The provisions of SFAS No. 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007. We are evaluating if we will adopt SFAS No. 159 and what impact the adoption will have on our Consolidated Financial Statements if we adopt.

Inflation

Our management currently believes that inflation has not had a material impact on continuing operations.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from fluctuations in market rates and prices. Our market risk exposures primarily include fluctuations in interest rates, foreign currency exchange rates, and market prices. Our market risk sensitive instruments are classified as instruments entered into for purposes "other than trading." Our views on market risk are not necessarily indicative of actual results that may occur and do not represent the maximum possible gains and losses that may occur, since actual gains and losses will differ from those estimated, based upon actual fluctuations in interest rates, foreign currency exchange rates, market prices, and the timing of transactions.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments in our investment portfolio. We manage our interest rate risk by maintaining an investment portfolio consisting primarily of debt instruments with high credit quality and relatively short average maturities. We also manage our interest rate risk by maintaining sufficient cash and cash equivalent balances such that we are typically able to hold our investments to maturity. As of March 31, 2007, our cash equivalents and short-term investments included debt securities of $652.8 million.

The following table presents the amounts and related weighted average interest rates of our investment portfolio as of March 31, 2007 (amounts in thousands):

	Average Interest Rate	Amortized Cost	Fair Value
Cash equivalents:			
Fixed rate	5.04%	$ 89,863	$ 89,829
Variable rate	5.25	106,986	106,986
Short-term investments:			
Fixed rate	4.89%	$564,324	$562,940

Our short-term investments generally mature between three months and thirty months.

Foreign Currency Exchange Rate Risk

We transact business in many different foreign currencies and may be exposed to financial market risk resulting from fluctuations in foreign currency exchange rates, particularly EUR, GBP, and AUD. The volatility of EUR, GBP, and AUD (and all other applicable currencies) will be monitored frequently throughout the coming year. When appropriate, we enter into hedging transactions in order to mitigate our risk from foreign currency fluctuations. We will continue to use hedging programs in the future and may use currency forward contracts, currency options, and/or other derivative financial instruments commonly utilized to reduce financial market risks if it is determined that such hedging activities are appropriate to reduce risk. We do not hold or purchase any foreign currency contracts for trading purposes. As of March 31, 2007, accrued expenses included approximately $90,000 of pre-tax unrealized losses for the estimated fair value of outstanding foreign currency exchange forward contracts, which was recorded in earnings as the contracts did not qualify as hedging instruments. As of March 31, 2006, we had no outstanding foreign exchange forward contracts.

Market Price Risk

With regard to the structured stock repurchase transactions described in Note 15 in the Notes to the Consolidated Financial Statements, at those times when we have structured stock repurchase transactions outstanding, it is possible that at settlement we could take delivery of shares at an effective repurchase price higher than the then market price. As of March 31, 2007, we had no structured stock repurchase transactions outstanding.

Controls and Procedures

Definition and Limitations of Disclosure Controls and Procedures

Our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to reasonably assure that: (i) information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) information is accumulated and communicated to management, including our Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports. Inherent limitations to any system of disclosure controls and procedures include, but are not limited to, the possibility of human error and the circumvention or overriding of such controls by one or more persons. In addition, we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, and our system of controls may therefore not achieve its desired objectives under all possible future events.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2007. Based on this controls evaluation, and subject to the limitations described above, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported on a timely basis.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness, as of March 31, 2007, of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in this annual report.

Changes in Internal Control Over Financial Reporting

There were changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) during the last quarter of this period covered by this report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting related to the remediation of the previously identified material weakness as discussed below within the Remediation of the Material Weakness.

Remediation of the Material Weakness

During the quarter ended March 31, 2007, we made the following changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

New policies and procedures for our stock option grant practices were approved on November 21, 2006 by the Joint Compensation and Nominating and Governance Committee of our Board, and became effective January 1, 2007. Our new option granting policies and procedures are designed to ensure internal control surrounding the pricing and modification of option grants is adequate, and also provide the Compensation Committee with the full ability to review and approve all grants prior to pricing on a date set on or after the date of the Compensation Committee action. Some of the highlights of the new option granting process are:

- All proposed grants during the month are verified so as to comply with pre-approved grant guidelines and other financial and legal requirements by the seventh day of the following month. For these purposes, a team of legal, human resources and finance personnel ("Cross Functional Team") has been established to review each proposed grant for compliance with documentation and procedures. No grant is issued until such compliance is established and the grant is approved by the Compensation Committee.
- The Compensation Committee meets at least quarterly, to review and approve all documented and verified proposed grants submitted by the Cross Functional Team. All grants approved by the Compensation Committee are effective, and priced based on the closing price of our stock, on a date set by the Compensation Committee that is on or after the date of Compensation Committee action. Details of the grant (including the exercise price) are communicated to the grantees promptly following approval and pricing.
- All new hire offer letters and employee renewal agreements provide that all grants and terms of grants are subject to approval by the Compensation Committee.
- Stock option data is entered into Equity Edge, our stock option tracking software, promptly (and only) after grant approval is received from the Compensation Committee.

In addition, we have realigned certain internal responsibilities related to the granting and reporting of stock options. In this regard, the employment contract of our former head of human resources, which expired on March 31, 2007, was not renewed; a new head of human resources is being recruited and, in the interim, responsibilities for stock option granting and reporting have been reassigned. To further enhance our corporate governance practices, we have established and filled a position of principal compliance officer, with a reporting line directly to the Nominating and Governance Committee, and are reviewing the configuration of the Compensation Committee of the Board.

In addition, consistent with the recommendations of the Special Subcommittee, we have disengaged from our prior outside corporate counsel and have engaged new outside corporate counsel.

Finally, Board meetings include more senior executives and human resources, finance and legal personnel have received additional training on options and compliance issues.

Management evaluated the design and operation of these new controls and concluded that these controls were in place, designed and operating effectively as of March 31, 2007. Management has concluded that the additional controls described above have remediated our previously disclosed material weakness in our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Activision, Inc.:

We have completed integrated audits of Activision, Inc.'s consolidated financial statements and of its internal control over financial reporting as of March 31, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, changes in shareholders' equity and cash flows, present fairly, in all material respects, the financial position of Activision, Inc. and its subsidiaries at March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements the Company changed the manner in which it accounts for share-based compensation in fiscal 2007.

Internal control over financial reporting
Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page 58 of the 2007 Annual Report to Shareholders, that the Company maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and

for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
June 14, 2007

Consolidated Balance Sheets

(in thousands, except share data)

As of March 31,	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 384,409	$ 354,331
Short-term investments	570,440	590,629
Accounts receivable, net of allowances of $91,418 and $98,253 at March 31, 2007 and 2006, respectively	148,694	28,782
Inventories	91,231	61,483
Software development	107,779	40,260
Intellectual property licenses	27,784	4,973
Deferred income taxes	51,564	9,664
Other current assets	19,332	25,933
Total current assets	1,401,233	1,116,055
Software development	23,143	20,359
Intellectual property licenses	72,490	82,073
Property and equipment, net	46,540	45,368
Deferred income taxes	48,791	52,545
Other assets	6,376	1,409
Goodwill	195,374	100,446
Total assets	$1,793,947	$1,418,255
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 136,517	$ 88,994
Accrued expenses	204,652	104,862
Total current liabilities	341,169	193,856
Other liabilities	41,246	1,776
Total liabilities	382,415	195,632
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Preferred stock, $.000001 par value, 3,750,000 shares authorized, no shares issued at March 31, 2007 and 2006	—	—
Series A Junior Preferred stock, $.000001 par value, 1,250,000 shares authorized, no shares issued at March 31, 2007 and 2006	—	—
Common stock, $.000001 par value and 450,000,000 shares authorized, 283,310,734 and 277,020,898 shares issued and outstanding at March 31, 2007 and 2006, respectively	—	—
Additional paid-in capital	963,553	867,297
Retained earnings	427,777	341,990
Accumulated other comprehensive income	20,202	16,369
Unearned compensation	—	(3,033)
Total shareholders' equity	1,411,532	1,222,623
Total liabilities and shareholders' equity	$1,793,947	$1,418,255

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share data) For the fiscal years ended March 31,	2007	2006	2005
Net revenues	$1,513,012	$1,468,000	$1,405,857
Costs and expenses:			
Cost of sales—product costs	799,587	734,874	658,949
Cost of sales—software royalties and amortization	132,353	147,822	123,800
Cost of sales—intellectual property licenses	46,125	57,666	62,197
Product development	133,073	132,651	87,776
Sales and marketing	196,213	283,395	230,299
General and administrative	132,514	96,366	63,228
Total costs and expenses	1,439,865	1,452,774	1,226,249
Income from operations	73,147	15,226	179,608
Investment income, net	36,678	30,630	13,092
Income before income tax provision	109,825	45,856	192,700
Income tax provision	24,038	5,605	57,643
Net income	$ 85,787	$ 40,251	$ 135,057
Basic earnings per share	$ 0.31	$ 0.15	$ 0.54
Weighted average common shares outstanding	281,114	273,177	250,023
Diluted earnings per share	$ 0.28	$ 0.14	$ 0.49
Weighted average common shares outstanding—assuming dilution	305,339	294,002	277,712

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands) For the fiscal years ended March 31, 2007, 2006, and 2005	Common Stock	
	Shares	Amount
Balance, March 31, 2004	296,669	$—
Components of comprehensive income:		
Net income for the year	—	—
Unrealized depreciation on short-term investments	—	—
Foreign currency translation adjustment	—	—
Total comprehensive income		
Issuance of common stock to employees	22,255	—
Issuance of common stock pursuant to warrants and common stock warrants	1,497	—
Stock-based compensation	—	—
Tax benefit attributable to employee stock options and common stock warrants	—	—
Issuance of common stock to effect business combinations	145	—
Retirement of treasury shares	(52,525)	—
Balance, March 31, 2005	268,041	—
Components of comprehensive income:		
Net income for the year	—	—
Unrealized appreciation on short-term investments	—	—
Foreign currency translation adjustment	—	—
Total comprehensive income		
Issuance of common stock to employees	8,782	—
Stock-based compensation	—	—
Restricted stock grant	—	—
Cash distribution for fractional shares	(7)	—
Amortization of unearned compensation	—	—
Tax benefit attributable to employee stock options and common stock warrants	—	—
Issuance of common stock to effect business combinations	205	—
Balance, March 31, 2006	277,021	—
Components of comprehensive income:		
Net income for the year	—	—
Unrealized depreciation, net of tax on short-term investments	—	—
Foreign currency translation adjustment	—	—
Total comprehensive income		
Issuance of common stock to employees	3,532	—
Stock-based compensation	—	—
Tax benefit attributable to employee stock options and common stock warrants	—	—
Issuance of common stock to effect business combinations	2,758	—
Reclassification of unearned compensation	—	—
Balance, March 31, 2007	283,311	$—

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-In Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Shareholders' Equity
		Shares	Amount			
$ 797,626	$166,682	(52,525)	$(144,128)	$ 9,961	$ —	$ 830,141
—	135,057	—	—	—	—	135,057
—	—	—	—	(3,317)	—	(3,317)
—	—	—	—	4,974	—	4,974
						136,714
68,192	—	—	—	—	—	68,192
4,462	—	—	—	—	—	4,462
3,368	—	—	—	—	—	3,368
53,206	—	—	—	—	—	53,206
1,191	—	—	—	—	—	1,191
(144,128)	—	52,525	144,128	—	—	—
783,917	301,739	—	—	11,618	—	1,097,274
—	40,251	—	—	—	—	40,251
—	—	—	—	10,576	—	10,576
—	—	—	—	(5,825)	—	(5,825)
						45,002
45,188	—	—	—	—	—	45,188
2,632	—	—	—	—	—	2,632
3,500	—	—	—	—	(3,500)	—
(100)	—	—	—	—	—	(100)
—	—	—	—	—	467	467
29,367	—	—	—	—	—	29,367
2,793	—	—	—	—	—	2,793
867,297	341,990	—	—	16,369	(3,033)	1,222,623
—	85,787	—	—	—	—	85,787
—	—	—	—	(8,224)	—	(8,224)
—	—	—	—	12,057	—	12,057
						89,620
18,956	—	—	—	—	—	18,956
32,077	—	—	—	—	—	32,077
11,338	—	—	—	—	—	11,338
36,918	—	—	—	—	—	36,918
(3,033)	—	—	—	—	3,033	—
$ 963,553	$427,777	—	$ —	$20,202	$ —	$1,411,532

Consolidated Statements of Cash Flows

(in thousands) For the fiscal years ended March 31,	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 85,787	$ 40,251	$ 135,057
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes	(44,092)	(28,453)	(674)
Depreciation and amortization	30,155	14,634	10,702
Realized gain on sale of short-term investments	(1,823)	(4,297)	(471)
Amortization and write-offs of capitalized software development costs and intellectual property licenses	91,456	173,602	134,799
Amortization of stock compensation expenses	25,522	3,099	3,368
Tax benefit of stock options and warrants exercised	11,338	29,367	53,206
Excess tax benefit from stock option exercises	(9,012)	—	—
Change in operating assets and liabilities (net of effects of acquisitions):			
Accounts receivable, net	(108,802)	80,405	(46,527)
Inventories	(26,124)	(13,465)	(21,591)
Software development and intellectual property licenses	(166,138)	(193,927)	(126,938)
Other assets	7,294	(2,038)	1,543
Accounts payable	41,115	(19,985)	35,413
Accrued expenses and other liabilities	90,486	6,814	37,422
Net cash provided by operating activities	27,162	86,007	215,309
Cash flows from investing activities:			
Cash used in business acquisitions (net of cash acquired)	(30,545)	(6,890)	(21,382)
Capital expenditures	(17,935)	(30,406)	(14,941)
Increase in restricted cash	—	(7,500)	—
Purchase of short-term investments	(479,533)	(242,568)	(868,723)
Proceeds from sales and maturities of short-term investments	492,771	201,568	761,150
Net cash used in investing activities	(35,242)	(85,796)	(143,896)
Cash flows from financing activities:			
Proceeds from issuance of common stock to employees and common stock pursuant to warrants	18,956	45,088	72,654
Excess tax benefit from stock option exercises	9,012	—	—
Net cash provided by financing activities	27,968	45,088	72,654
Effect of exchange rate changes on cash	10,190	(4,576)	4,421
Net increase in cash and cash equivalents	30,078	40,723	148,488
Cash and cash equivalents at beginning of period	354,331	313,608	165,120
Cash and cash equivalents at end of period	$ 384,409	$ 354,331	$ 313,608

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

For the year ended March 31, 2007

1. Summary of Significant Accounting Policies

Business

Activision, Inc. ("Activision," the "Company," or "we") is a leading international publisher of interactive entertainment software and peripheral products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that is used on a variety of game hardware platforms and operating systems. We have created, licensed, and acquired a group of highly recognizable brands, which we market to a variety of consumer demographics. Our products cover diverse game categories including action/adventure, action sports, racing, role-playing, simulation, first-person action, music-based gaming and strategy. Our target customer base ranges from casual players to game enthusiasts, children to adults, and mass-market consumers to "value" buyers. We currently offer our products primarily in versions that operate on the Sony PlayStation 2 ("PS2"), Sony PlayStation 3 ("PS3"), Nintendo Wii ("Wii"), and Microsoft Xbox 360 ("Xbox360") console systems, Nintendo Game Boy Advance ("GBA"), Sony PlayStation Portable ("PSP"), and Nintendo Dual Screen ("NDS") hand-held devices, and the personal computer ("PC"). In prior years, we have also offered our products on the Sony PlayStation ("PS1"), Microsoft Xbox ("Xbox"), Nintendo GameCube ("NGC"), and Nintendo 64 ("N64") console systems, and the Nintendo Game Boy Color ("GBC") hand-held device.

Our publishing business involves the development, marketing, and sale of products directly, by license, or through our affiliate label program with certain third-party publishers. Our distribution business consists of operations in Europe that provide logistical and sales services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

We maintain operations in the United States, Canada, the United Kingdom ("UK"), Germany, France, Italy, Spain, Japan, Australia, Sweden, South Korea, and the Netherlands. In fiscal year 2007, international operations contributed approximately 50% of consolidated net revenues.

Principles of Consolidation

The consolidated financial statements include the accounts of Activision, Inc., a Delaware corporation, and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash, Cash Equivalents, and Short-term Investments

Cash and cash equivalents include cash, money markets, and short-term investments with original maturities of not more than 90 days.

Short-term investments generally mature between three and thirty months. Investments with maturities beyond one year may be classified as short-term based on their liquid nature and because such securities represent the investment of cash that is available for current operations. All of our short-term investments are classified as available-for-sale and are carried at fair market value with unrealized appreciation (depreciation) reported as a component of accumulated other comprehensive income (loss) in shareholders' equity. The specific identification method is used to determine the cost of securities disposed with realized gains and losses reflected in investment income, net.

Notes to Consolidated Financial Statements

Restricted Cash—Compensating Balances
As of March 31, 2007 and 2006, we maintained a $7.5 million irrevocable standby letter of credit. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain on deposit with the bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate amount of any drawings under the letter of credit that have been honored thereunder but not reimbursed. At March 31, 2007 and 2006, the $7.5 million deposit is included in short-term investments as restricted cash.

Concentration of Credit Risk
Financial instruments which potentially subject us to concentration of credit risk consist principally of temporary cash investments and accounts receivable. We place our temporary cash investments with financial institutions. At various times during the fiscal years ended March 31, 2007, 2006, and 2005, we had deposits in excess of the Federal Deposit Insurance Corporation ("FDIC") limit at these financial institutions.

Our customer base includes retail outlets and distributors, including mass-market retailers, consumer electronics stores, discount warehouses, and game specialty stores in the United States and countries worldwide. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. We had two customers, Wal-Mart and GameStop, that accounted for 22% and 8% of consolidated net revenues for the fiscal year ended March 31, 2007 and 26% and 6% of consolidated gross accounts receivable at March 31, 2007. These customers were customers of both our publishing and distribution businesses. We had two customers, Wal-Mart and GameStop, that accounted for 22% and 10% of consolidated net revenues for the year ended March 31, 2006 and 43% and 4% of consolidated gross accounts receivable at March 31, 2006. For the fiscal year ended March 31, 2005, our largest customer, Wal-Mart, accounted for 23% of consolidated net revenues.

Financial Instruments
The estimated fair values of financial instruments have been determined using available market information and valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term nature. Short-term investments are carried at fair value with fair values being estimated based on quoted market prices.

We account for derivative instruments in accordance with Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 133, 138, and 149 require that all derivatives, including foreign exchange contracts, be recognized in the balance sheet in other current assets or accrued expenses at their fair value.

We utilize forward contracts in order to reduce financial market risks. These instruments are used to hedge foreign currency exposures of underlying assets or liabilities. Our accounting policies for these instruments are based on whether they meet the criteria for designation as hedging transactions. Changes in fair value of derivatives that are designated as cash flow hedges, are highly effective, and qualify as hedging instruments, are recorded in other comprehensive income until the underlying hedged item is recognized in earnings within the financial statement line item consistent with the hedged item. Any ineffective portion of a derivative change in fair value is immediately recognized in earnings. Changes in fair value of derivatives that do not qualify as hedging instruments are recorded in earnings. The fair value of foreign currency contracts is estimated based on the spot rate of the various hedged currencies as of the end of the period. As of March 31, 2007, accrued expenses included approximately $90,000 of pre-tax unrealized losses for the estimated fair value of outstanding foreign currency exchange forward contracts, which was recorded in earnings as the contracts did not qualify as hedging instruments. As of March 31, 2006, we had no outstanding foreign exchange forward contracts.

Equity Investments

From time to time, we may make a capital investment and hold a minority interest in a third-party developer in connection with entertainment software products to be developed by such developer for us. We account for those capital investments over which we have the ability to exercise significant influence using the equity method. For those investments over which we do not have the ability to exercise significant influence, we account for our investment using the cost method.

Software Development Costs and Intellectual Property Licenses

Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Software development costs are capitalized once the technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "cost of sales—software royalties and amortization," capitalized costs when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to product development expense. We evaluate the future recoverability of capitalized amounts on a quarterly basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products for which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based.

Notes to Consolidated Financial Statements

Commencing upon product release, capitalized software development costs are amortized to "cost of sales—software royalties and amortization" based on the ratio of current revenues to total projected revenues, generally resulting in an amortization period of six months or less. For products that have been released in prior periods, we evaluate the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual title performance.

Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge.

Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology, music or other intellectual property or proprietary rights in the development of our products. Depending upon the agreement with the rights holder, we may obtain the rights to use acquired intellectual property in multiple products over multiple years, or alternatively, for a single product.

We evaluate the future recoverability of capitalized intellectual property licenses on a quarterly basis. The recoverability of capitalized intellectual property license costs is evaluated based on the expected performance of the specific products in which the licensed trademark or copyright is to be used. As many of our intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property, and the rights holder's continued promotion and exploitation of the intellectual property. Prior to the related product's release, we expense, as part of "cost of sales—intellectual property licenses," capitalized intellectual property costs when we believe such amounts are not recoverable. Capitalized intellectual property costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based.

Commencing upon the related product's release, capitalized intellectual property license costs are amortized to "cost of sales—intellectual property licenses" based on the ratio of current revenues for the specific product to total projected revenues for all products in which the licensed property will be utilized. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year. For intellectual property included in products that have been released, we evaluate the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual title performance.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Additionally, as noted above, as many of our intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property and the rights holder's continued promotion and exploitation of the intellectual property. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Inventories
Inventories are valued at the lower of cost (first-in, first-out) or market.

Property and Equipment
Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the shorter of the estimated useful lives or the lease term: buildings, 25 to 33 years; computer equipment, office furniture and other equipment, 2 to 5 years; leasehold improvements, through the life of the lease. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed and any resulting gains or losses are recognized in current operations.

Goodwill
We account for goodwill using the provisions of SFAS No. 142, "Goodwill and Other Intangibles." SFAS No. 142 addresses financial accounting and reporting requirements for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill is deemed to have an indefinite useful life and should not be amortized but rather tested at least annually for impairment. An impairment loss should be recognized if the carrying amount of goodwill is not recoverable and its carrying amount exceeds its fair value. Our impairment tests as of March 31, 2007, 2006, and 2005 did not indicate that goodwill was impaired. In accordance with SFAS No. 142, we have not amortized goodwill during the fiscal years ended March 31, 2007, 2006, and 2005.

Revenue Recognition
We recognize revenue from the sale of our products upon the transfer of title and risk of loss to our customers. Certain products are sold to customers with a street date (i.e., a date on which products are made widely available by retailers). For these products we recognize revenue no earlier than the street date. Revenue from product sales is recognized after deducting the estimated allowance for returns and price protection. With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is recognized upon delivery of such copies. Per copy royalties on sales that exceed the guarantee are recognized as earned. With respect to online transactions, such as electronic downloads of titles or product add-ons, revenue is recognized when the fee is paid by the online customer to purchase online content and we are

Notes to Consolidated Financial Statements

notified by the online retailer that the product has been downloaded. In addition, in order to recognize revenue for both product sales and licensing transactions, persuasive evidence of an arrangement must exist and collection of the related receivable must be probable. Revenue recognition also determines the timing of certain expenses, including "cost of sales—intellectual property licenses" and "cost of sales—software royalties and amortization."

Sales incentives or other consideration given by us to our customers are accounted for in accordance with the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." In accordance with EITF Issue 01-9, sales incentives and other consideration that are considered adjustments of the selling price of our products, such as rebates and product placement fees, are reflected as reductions of revenue. Sales incentives and other consideration that represent costs incurred by us for assets or services received, such as the appearance of our products in a customer's national circular ad, are reflected as sales and marketing expenses.

Allowances for Returns, Price Protection, Doubtful Accounts, and Inventory Obsolescence

In determining the appropriate unit shipments to our customers, we benchmark our titles using historical and industry data. We closely monitor and analyze the historical performance of our various titles, the performance of products released by other publishers, and the anticipated timing of other releases in order to assess future demands of current and upcoming titles. Initial volumes shipped upon title launch and subsequent reorders are evaluated to ensure that quantities are sufficient to meet the demands from the retail markets, but at the same time are controlled to prevent excess inventory in the channel.

We may permit product returns from, or grant price protection to, our customers under certain conditions. In general, price protection refers to the circumstances when we elect to decrease the wholesale price of a product by a certain amount and, when granted and applicable, allows customers a credit against amounts owed by such customers to us with respect to open and/or future invoices. The conditions our customers must meet to be granted the right to return products or price protection are, among other things, compliance with applicable payment terms, and consistent delivery to us of inventory and sell-through reports. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors. Management must make estimates of potential future product returns and price protection related to current period product revenue. We estimate the amount of future returns and price protection for current period product revenue utilizing historical experience and information regarding inventory levels and the demand and acceptance of our products by the end consumer. The following factors are used to estimate the amount of future returns and price protection for a particular title: historical performance of titles in similar genres; historical performance of the hardware platform; historical performance of the brand; console hardware life cycle; Activision sales force and retail customer feedback; industry pricing; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; our warehouse on-hand inventory levels; the title's recent sell-through history (if available); marketing trade programs; and competing titles. The relative importance of these factors varies among titles depending upon, among other items, genre, platform, seasonality, and sales strategy. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. Based upon historical experience we believe our estimates are reasonable. However, actual returns and price protection could vary materially from our allowance estimates due to a number of reasons including, among others, a lack of consumer acceptance of a title, the release in the same period of a similarly themed title by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of our revenue for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection. For example, a 1% change in our March 31, 2007 allowance for returns and price protection would impact net revenues by $0.9 million.

Similarly, management must make estimates of the uncollectibility of our accounts receivable. In estimating the allowance for doubtful accounts, we analyze the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in our customers' payment terms and their economic condition, as well as whether we can obtain sufficient credit insurance. Any significant changes in any of these criteria would affect management's estimates in establishing our allowance for doubtful accounts.

We value inventory at the lower of cost or market. We regularly review inventory quantities on hand and in the retail channel and record a provision for excess or obsolete inventory based on the future expected demand for our products. Significant changes in demand for our products would impact management's estimates in establishing our inventory provision.

Shipping and Handling

Shipping and handling costs, which consist primarily of packaging and transportation charges incurred to move finished goods to customers, are included in cost of sales—product costs.

Advertising Expenses

We expense advertising as incurred, except for production costs associated with media advertising which are deferred and charged to expense the first time the related ad is run. Advertising expenses for the fiscal years ended March 31, 2007, 2006, and 2005 were approximately $98.4 million, $192.6 million, and $150.7 million, respectively, and are included in sales and marketing expense in the Consolidated Statements of Operations.

Investment Income, Net

Investment income, net is comprised of the following, (amounts in thousands):

For the fiscal years ended March 31,	2007	2006	2005
Interest income	$34,952	$26,595	$12,898
Interest expense	(97)	(262)	(277)
Net realized gain on investments	1,823	4,297	471
Investment income, net	$36,678	$30,630	$13,092

Income Taxes

We account for income taxes using SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Notes to Consolidated Financial Statements

Foreign Currency Translation

The functional currencies of our foreign subsidiaries are their local currencies. All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the end of the period, and revenue and expenses are translated at weighted average exchange rates during the period. The resulting translation adjustments are reflected as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Comprehensive Income

Comprehensive income includes net income, unrealized appreciation (depreciation) on short-term investments, foreign currency translation adjustments, and, if applicable, the effective portion of gains or losses on cash flow hedges that are presented as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities or the disclosure of gain or loss contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Common Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of our outstanding options and warrants and, if applicable in the period, conversion of our convertible debt. However, potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Stock-Based Compensation

On April 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan ("employee stock purchases"), based on estimated fair values. SFAS 123R supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

We adopted SFAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of April 1, 2006, the first day of our fiscal year 2007. The Company's Consolidated Financial Statements as of and for the fiscal year ended March 31, 2007 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. See Note 14 for additional information.

In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). We have elected not to adopt the alternative transition method provided in the FSP 123R-3 for calculating the tax effects of stock-based compensation pursuant to SFAS 123R. We followed paragraph 81 of SFAS No. 123R to calculate the initial pool ("APIC pool") of excess tax benefits and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123R.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the measurement date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statement of Operations. Stock-based compensation expense recognized under SFAS 123R for the fiscal year ended March 31, 2007 was $25.5 million. Prior to the adoption of SFAS 123R, the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under APB 25, compensation expense was recorded for the issuance of stock options and other stock-based compensation based on the intrinsic value of the stock options and other stock-based compensation on the date of grant or measurement date. Under the intrinsic value method, compensation expense was recorded on the measurement date only if the current market price of the underlying stock exceeded the stock option or other stock-based award's exercise price. For the fiscal years ended March 31, 2006 and 2005, we recognized $3.1 million and $3.4 million, respectively, in stock-based compensation expense related to employee stock options and restricted stock, under APB 25. See Note 14 for additional information.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in our Consolidated Statements of Operations for the fiscal year ended March 31, 2007 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of, April 1, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and compensation expense for the share-based payment awards granted subsequent to April 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. As stock-based compensation expense recognized in the Consolidated Statements of Operations for the fiscal year ended March 31, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

As of April 1, 2005, we changed our method of valuation for share-based awards to a binomial-lattice model from the Black-Scholes option-pricing model ("Black-Scholes model") which was used for options granted prior to April 1, 2005 for FAS 123 fair value disclosures. For additional information, see Note 14. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Notes to Consolidated Financial Statements

2. Stock Splits

In February 2005, the Board of Directors approved a four-for-three split of our outstanding common shares effected in the form of a 33¹/₃% stock dividend. The split was paid March 22, 2005 to shareholders of record as of March 7, 2005. In September 2005, the Board of Directors approved a four-for-three split of our outstanding common shares effected in the form of a 33¹/₃% stock dividend. The split was paid October 24, 2005 to shareholders of record as of October 10, 2005. The par value of our common stock was maintained at the pre-split amount of $.000001. The Consolidated Financial Statements and Notes thereto, including all share and per share data, have been restated as if the stock splits had occurred as of the earliest period presented.

On March 7, 2005, in connection with our March 22, 2005 stock split, all shares of common stock held as treasury stock were formally cancelled and restored to the status of authorized but unissued shares of common stock.

3. Acquisitions

During the three years ended March 31, 2007, we separately completed the acquisition of four privately held interactive software development companies. We accounted for these acquisitions in accordance with SFAS No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations, requiring that the purchase method be used to account and report for all business combinations. These acquisitions have further enabled us to implement our multi-platform development strategy by bolstering our internal product development capabilities for console systems and personal computers and strengthening our position in the first-person action, action/adventure, music-based gaming and action sports game categories. A significant portion of the purchase price for all of these acquisitions was assigned to goodwill as the primary asset we acquired in each of the transactions was an assembled workforce with proven technical and design talent with a history of high quality product creation. Pro forma Consolidated Statements of Operations for these acquisitions are not shown, as they would not differ materially from reported results.

RedOctane, Inc.

On June 6, 2006, we completed our acquisition of 100% of RedOctane, Inc. ("RedOctane") for an aggregate accounting purchase price of $99.9 million, including transaction costs, consisting of $30.9 million in cash and 2,382,077 shares of Activision common stock valued at approximately $30.0 million based upon prevailing market prices which was issued on the closing date, and $39.0 million payable in Activision common stock within two years of the closing date, which is recorded in other liabilities. In addition, in the event the net income of the business over a certain period of time exceeds specified target levels by certain amounts, certain former shareholders of RedOctane will be entitled to an additional amount of up to $51.0 million payable in shares of Activision common stock. The contingent consideration will be recorded as an additional element of the purchase price if those contingencies are achieved. Based in Sunnyvale, California, RedOctane is a publisher, developer, and distributor of interactive entertainment software, hardware and accessories. RedOctane offers its interactive entertainment products in versions that operate on the PS2, Xbox360, and PC, and its leading software product offering is *Guitar Hero.* RedOctane also designs, manufactures, and markets high quality video game peripherals and accessories. This acquisition provides Activision with an early leadership position in music-based gaming, which we expect will be one of the fastest growing genres in the coming years.

The results of operations of RedOctane and the estimated fair market values of the acquired assets and liabilities have been included in the Consolidated Financial Statements since the date of acquisition. Pro forma Consolidated Statements of Operations for this acquisition are not shown, as they would not differ materially from reported results. The acquired, finite-lived intangible assets are being amortized over estimated lives ranging from 0.6 to 1.6 years. Goodwill has been included in the publishing segment of our business and is non-deductible for tax purposes.

Purchase Price Allocation

The purchase price for the RedOctane transaction was allocated to assets acquired and liabilities assumed as set forth below (in thousands):

Current assets	$ 17,530
Property and equipment, net	207
Other assets	1,033
Goodwill	87,004
Trademark and other intangibles	16,700
Deferred tax liability	(6,496)
Other liabilities	(16,033)
Total consideration	$ 99,945

Purchased Intangible Assets

The following table presents details of the purchased finite-lived intangible assets acquired in the RedOctane acquisition (in thousands):

	Estimated Useful Life (in years)	Amount
Finite-lived intangibles:		
Trademark	1.3	$ 1,000
Development-related intangibles	0.6–1.6	15,700
Total finite-lived intangibles		$16,700

The following tables present details of our total purchased finite-lived intangible assets which are included in other current assets as of March 31, 2007 (in thousands):

	Gross	Accumulated Amortization	Net
Trademark	$ 1,000	$ 660	$ 340
Other intangibles	15,700	11,042	4,658
Total	$16,700	$11,702	$4,998

Notes to Consolidated Financial Statements

The estimated future amortization expense of purchased, finite-lived intangible assets as of March 31, 2007 is as follows (in thousands):

Fiscal year ending March 31,	Amount
2008	$4,998
2009	—
2010	—
2011	—
Thereafter	—
Total	$4,998

4. Cash, Cash Equivalents, and Short-Term Investments

The following table summarizes our cash, cash equivalents and short-term investments as of March 31, 2007 (amounts in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents:				
Cash and time deposits	$187,594	$—	$ —	$187,594
Commercial paper	86,776	—	(34)	86,742
Money market instruments	106,986	—	—	106,986
Corporate bonds	3,087	—	—	3,087
Cash and cash equivalents	384,443	—	(34)	384,409
Short-term investments:				
U.S. agency issues	191,840	8	(1,011)	190,837
Corporate bonds	103,006	39	(148)	102,897
Mortgage-backed securities	33,142	—	(199)	32,943
Taxable auction rate notes	114,698	—	—	114,698
Asset-backed securities	7,754	2	(7)	7,749
Commercial paper	92,018	—	(67)	91,951
Certificate of deposit	21,866	2	(3)	21,865
Restricted cash	7,500	—	—	7,500
Short-term investments	571,824	51	(1,435)	570,440
Cash, cash equivalents and short-term investments	$956,267	$51	$(1,469)	$954,849

The following table summarizes our cash, cash equivalents, and short-term investments as of March 31, 2006 (amounts in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents:				
Cash and time deposits	$162,403	$ —	$ —	$162,403
Commercial paper	141,086	4	(155)	140,935
Money market instruments	37,560	—	—	37,560
U.S. agency issues	13,436	—	(3)	13,433
Cash and cash equivalents	354,485	4	(158)	354,331
Short-term investments:				
U.S. agency issues	259,055	—	(3,444)	255,611
Corporate bonds	171,207	1	(1,376)	169,832
Mortgage-backed securities	55,139	—	(459)	54,680
Common stock	47,868	12,880	—	60,748
Asset-backed securities	16,866	—	(47)	16,819
Commercial paper	15,016	—	(26)	14,990
Certificate of deposit	10,468	—	(19)	10,449
Restricted cash	7,500	—	—	7,500
Short-term investments	583,119	12,881	(5,371)	590,629
Cash, cash equivalents and short-term investments	$937,604	$12,885	$(5,529)	$944,960

Auction rate securities are securities that are structured with short-term reset dates of generally less than 90 days but with maturities in excess of 90 days. At the end of the reset period, investors can sell or continue to hold the securities at par. These securities are classified in the table below based on their legal stated maturity dates.

The following table summarizes the final maturities of our investments in securities as of March 31, 2007 (amounts in thousands):

	Amortized Cost	Fair Value
Due after one year or less	$378,929	$378,105
Due after one year through two years	83,333	83,251
Due after two years through three years	14,465	14,158
	476,727	475,514
Auction rate notes	114,698	114,698
Certificate of deposit	21,866	21,865
Asset/mortgage backed securities	40,896	40,692
Total investments in securities	$654,187	$652,769

Notes to Consolidated Financial Statements

For the years ended March 31, 2007, 2006, and 2005 net realized gains on investments consisted of $1.8 million, $4.3 million, and $471,000 of gross realized gains, respectively, and no gross realized losses.

In accordance with EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," the fair value of investments in an unrealized loss position for which an other-than-temporary impairment has not been recognized was $496.2 million and $672.4 million at March 31, 2007 and 2006, respectively, with related gross unrealized losses of $1.5 million and $5.5 million, respectively. At March 31, 2007, the gross unrealized losses were comprised mostly of unrealized losses on U.S. agency issues, corporate bonds, and mortgage-backed securities with $1.1 million of unrealized loss being in a continuous unrealized loss position for twelve months or greater. At March 31, 2006, the gross unrealized losses were comprised mostly of unrealized losses on U.S. agency issues, corporate bonds, and mortgage-backed securities with $3.9 million of unrealized loss being in a continuous unrealized loss position for twelve months or greater.

The Company's investment portfolio usually consists of government and corporate securities with effective maturities less than 30 months. The longer the term of the securities, the more susceptible they are to changes in market rates of interest and yields on bonds. Investments are reviewed periodically to identify possible impairment. When evaluating the investments, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. The Company has the intent and ability to hold these securities for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the initial cost of the investment. The Company expects to realize the full value of all of these investments upon maturity or sale.

5. Software Development Costs and Intellectual Property Licenses

As of March 31, 2007, capitalized software development costs included $94.3 million of internally developed software costs and $36.6 million of payments made to third-party software developers. As of March 31, 2006, capitalized software development costs included $45.0 million of internally developed software costs and $15.6 million of payments made to third-party software developers. Capitalized intellectual property licenses were $100.3 million and $87.0 million as of March 31, 2007 and 2006, respectively. Amortization and write-offs of capitalized software development costs and intellectual property licenses, including capitalizated stock-based compensation expense, was $94.0 million, $173.6 million, and $134.8 million for the years ended March 31, 2007, 2006, and 2005, respectively.

6. Inventories

Our inventories consist of the following (amounts in thousands):

As of March 31,	2007	2006
Finished goods	$89,048	$58,876
Purchased parts and components	2,183	2,607
	$91,231	$61,483

For the year ended March 31, 2006, we had write-downs of inventory costs for certain titles in the amount of $14.5 million.

7. Property and Equipment, Net

Property and equipment, net was comprised of the following (amounts in thousands):

As of March 31,	2007	2006
Land	$ 612	$ 557
Buildings	4,915	4,463
Leasehold improvements	19,816	18,904
Computer equipment	61,382	50,795
Office furniture and other equipment	19,879	18,480
Total cost of property and equipment	106,604	93,199
Less accumulated depreciation	(60,064)	(47,831)
Property and equipment, net	$ 46,540	$ 45,368

Depreciation expense for the years ended March 31, 2007, 2006, and 2005 was $17.8 million, $14.2 million, and $10.6 million, respectively.

8. Goodwill

The changes in the carrying amount of goodwill were as follows (amounts in thousands):

	Publishing	Distribution	Total
Balance as of March 31, 2005	$ 85,899	$5,762	$ 91,661
Goodwill acquired during the year	6,459	—	6,459
Issuance of contingent consideration	2,793	—	2,793
Adjustment—prior period purchase allocation	(260)	—	(260)
Effect of foreign currency exchange rates	203	(410)	(207)
Balance as of March 31, 2006	95,094	5,352	100,446
Goodwill acquired during the year	87,257	—	87,257
Issuance of contingent consideration	6,918	—	6,918
Adjustment—prior period purchase allocation	51	—	51
Effect of foreign currency exchange rates	22	680	702
Balance as of March 31, 2007	$189,342	$6,032	$195,374

9. Accrued Expenses

Accrued expenses were comprised of the following (amounts in thousands):

As of March 31,	2007	2006
Accrued royalties payable	$ 21,583	$ 8,961
Accrued selling and marketing costs	23,909	24,637
Affiliate label program payable	1,846	1,121
Income tax payable	55,530	2,253
Accrued payroll related costs	63,249	33,434
Accrued customer payments	2,088	5,077
Accrued professional and legal costs	9,494	11,568
Other	26,953	17,811
Total accrued expenses	$204,652	$104,862

Notes to Consolidated Financial Statements

10. Operations by Reportable Segments and Geographic Area

We operate two business segments: (i) publishing of interactive entertainment software and peripherals and (ii) distribution of interactive entertainment software and hardware products.

Publishing refers to the development, marketing, and sale of products directly, by license or through our affiliate label program with certain third-party publishers. In the United States, we primarily sell our products on a direct basis to mass-market retailers, consumer electronics stores, discount warehouses, and game specialty stores. We conduct our international publishing activities through offices in the UK, Germany, France, Italy, Spain, the Netherlands, Australia, Sweden, Canada, South Korea and Japan. Our products are sold internationally on a direct-to-retail basis and through third-party distribution and licensing arrangements and through our wholly-owned distribution subsidiaries located in the UK, the Netherlands, and Germany.

Distribution refers to our operations in the UK, the Netherlands, and Germany that provide logistical and sales services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

Resources are allocated to each of these segments using information on their respective net revenues and operating profits before interest and taxes.

The accounting policies of these segments are the same as those described in the Summary of Significant Accounting Policies. Transactions between segments are eliminated in consolidation.

Information on the reportable segments for the three years ended March 31, 2007 is as follows (amounts in thousands):

For the year ended March 31, 2007	Publishing	Distribution	Total
Total segment revenues	$1,119,038	$393,974	$1,513,012
Revenue from sales between segments	(80,726)	80,726	—
Revenues from external customers	$1,038,312	$474,700	$1,513,012
Operating income	$ 64,076	$ 9,071	$ 73,147
Total assets	$1,618,195	$175,752	$1,793,947

For the year ended March 31, 2006	Publishing	Distribution	Total
Total segment revenues	$1,154,663	$313,337	$1,468,000
Revenue from sales between segments	(131,631)	131,631	—
Revenues from external customers	$1,023,032	$444,968	$1,468,000
Operating income (loss)	$ (6,715)	$ 21,941	$ 15,226
Total assets	$1,293,014	$125,241	$1,418,255

For the year ended March 31, 2005	Publishing	Distribution	Total
Total segment revenues	$1,072,729	$333,128	$1,405,857
Revenue from sales between segments	(111,676)	111,676	—
Revenues from external customers	$ 961,053	$444,804	$1,405,857
Operating income	$ 155,863	$ 23,745	$ 179,608
Total assets	$1,173,866	$132,053	$1,305,919

Geographic information is based on the location of the selling entity. Revenues from external customers by geographic region were as follows (amounts in thousands):

For the years ended March 31,	2007	2006	2005
North America	$ 753,376	$ 710,040	$ 696,325
Europe	718,973	717,494	675,074
Other	40,663	40,466	34,458
Total	$1,513,012	$1,468,000	$1,405,857

Revenues by platform were as follows (amounts in thousands):

For the years ended March 31,	2007	2006	2005
Console	$1,125,457	$1,008,758	$ 970,399
Hand-held	275,650	235,834	161,977
PC	111,905	223,408	273,481
Total	$1,513,012	$1,468,000	$1,405,857

A significant portion of our revenues is derived from products based on a relatively small number of popular brands each year. In fiscal 2007, 39% of our consolidated net revenues (52% of worldwide publishing net revenues) was derived from three brands, which accounted for 17%, 13%, and 9% of consolidated net revenues (23%, 18%, and 11% of worldwide publishing net revenues). In fiscal 2006, 30% of our consolidated net revenues (38% of worldwide publishing net revenues) was derived from three brands, which accounted for 14%, 8%, and 8% of consolidated net revenues (18%, 10%, and 10% of worldwide publishing net revenues). In fiscal 2005, 37% of our consolidated net revenues (48% of worldwide publishing net revenues) was derived from three brands, which accounted for 16%, 11%, and 10% of consolidated net revenues (21%, 14%, and 13% of worldwide publishing net revenues).

11. Computation of Earnings Per Share

The following table sets forth the computations of basic and diluted earnings per share (amounts in thousands, except per share data):

For the years ended March 31,	2007	2006	2005
Numerator:			
Numerator for basic and diluted earnings per share—income available to common shareholders	$ 85,787	$ 40,251	$135,057
Denominator:			
Denominator for basic earnings per share—weighted average common shares outstanding	281,114	273,177	250,023
Effect of dilutive securities:			
Employee stock options and stock purchase plan	23,611	20,232	26,398
Warrants to purchase common stock	614	593	1,291
Potential dilutive common shares	24,225	20,825	27,689
Denominator for diluted earnings per share—weighted average common shares outstanding plus assumed conversions	305,339	294,002	277,712
Basic earnings per share	$ 0.31	$ 0.15	$ 0.54
Diluted earnings per share	$ 0.28	$ 0.14	$ 0.49

Notes to Consolidated Financial Statements

Options to purchase approximately 7.9 million, 993,000, and 243,000 shares of common stock for the years ended March 31, 2007, 2006, and 2005, respectively, were not included in the calculation of diluted earnings per share because their effect would be antidilutive.

12. Income Taxes

Domestic and foreign income before income taxes and details of the income tax provision are as follows (amounts in thousands):

For the years ended March 31,	2007	2006	2005
Income (loss) before income taxes:			
Domestic	$ 99,210	$ 52,321	$169,572
Foreign	10,615	(6,465)	23,128
	$109,825	$ 45,856	$192,700
Income tax expense (benefit):			
Current:			
Federal	$ 34,342	$ —	$ (355)
State	15,325	308	342
Foreign	3,842	4,383	5,126
Total current	53,509	4,691	5,113
Deferred:			
Federal	(17,074)	(11,095)	4,346
State	(19,608)	(7,266)	(2,863)
Foreign	(4,127)	(10,092)	(2,159)
Total deferred	(40,809)	(28,453)	(676)
Add back benefit credited to additional paid-in capital:			
Tax benefit related to stock option and warrant exercises	11,338	29,367	53,206
Income tax provision	$ 24,038	$ 5,605	$ 57,643

The items accounting for the difference between income taxes computed at the U.S. federal statutory income tax rate and the income tax provision for each of the years are as follows:

For the years ended March 31,	2007	2006	2005
Federal income tax provision at statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.1	4.3	2.8
Research and development credits	(8.5)	(36.2)	(6.6)
Decremental effect of foreign tax rates	(3.6)	(10.5)	(2.4)
Increase (decrease) in valuation allowance	(26.6)	18.0	3.2
Increase (decrease) in tax reserves	18.8	(2.2)	(0.9)
Other	2.7	3.8	(1.2)
	21.9%	12.2%	29.9%

Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for accounting purposes and the amounts used for income tax purposes. The components of the net deferred tax asset and liability are as follows (amounts in thousands):

As of March 31,	2007	2006
Deferred asset:		
Allowance for doubtful accounts	$ 369	$ 739
Allowance for sales returns	14,094	16,200
Inventory reserve	1,507	2,474
Vacation and bonus reserve	5,996	4,993
Amortization and depreciation	1,566	3,970
Tax credit carryforwards	89,014	74,488
Net operating loss carryforwards	29,822	13,770
Stock-based compensation	11,879	3,272
Other	8,958	6,209
Deferred asset	163,205	126,115
Valuation allowance	(382)	(35,555)
Net deferred asset	162,823	90,560
Deferred liability:		
Capitalized development expenses	50,159	22,537
State taxes	12,309	5,814
Deferred liability	62,468	28,351
Net deferred asset	$100,355	$ 62,209

The tax benefits associated with certain net operating loss carryforwards relate to employee stock options. For the year ended March 31, 2006, pursuant to SFAS No. 109, deferred tax assets for net operating losses did not include $30.9 million relating to these items which will be credited to additional paid-in capital when realized. For the year ended March 31, 2007, $30.9 million relating to these items was realized and included in deferred tax assets for net operating losses; however, a reserve was established for this amount, as well as a reserve of $20.6 million for tax credits and foreign taxes. These reserves were established because the tax positions are subject to certain assumptions of the relevant legislative and judicial history that may or may not be accepted by the tax authorities.

As of March 31, 2007, our available federal net operating loss carryforward of approximately $34.9 million is subject to certain limitations as defined under Section 382 of the Internal Revenue Code. The net operating loss carryforwards expire between 2022 and 2026. We have various state net operating loss carryforwards totaling $17.6 million which are not subject to limitations under Section 382 of the Internal Revenue Code. We have tax credit carryforwards of $52.5 million and $36.5 million for federal and state purposes, respectively, which begin to expire in fiscal year 2008.

Notes to Consolidated Financial Statements

At March 31, 2007, our deferred income tax asset for tax credit carryforwards and net operating loss carryforwards was reduced by a valuation allowance of $0.4 million, as compared to $35.6 million in the prior fiscal year. In management's judgment, based on the utilization of domestic net operating loss carryforwards in the current fiscal year, it was determined to be more likely than not that the tax credit carryforwards would ultimately be utilized, and consequently, the valuation allowance relating to tax credit carryforwards was reversed.

Realization of the deferred tax assets is dependent upon the continued generation of sufficient taxable income prior to expiration of tax credits and loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net carrying value of the deferred tax asset will be realized.

Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided approximated $97.5 million at March 31, 2007. Deferred income taxes on these earnings have not been provided as these amounts are considered to be permanent in duration.

On October 22, 2004, the President of the United States signed the American Jobs Creation Act of 2004 (the "Act") which contains a number of tax law modifications with accounting implications. For companies that pay U.S. income taxes on manufacturing activities in the U.S., the Act provides a deduction from taxable income equal to a stipulated percentage of qualified income from domestic production activities. The manufacturing deduction provided by the Act replaces the extraterritorial income ("ETI") deduction currently in place. We currently derive benefits from the ETI exclusion which was repealed by the Act. Our exclusion for fiscal 2006 and 2007 will be limited to 75% and 45% of the otherwise allowable exclusion and no exclusion will be available in fiscal 2008 and thereafter. The Act also creates a temporary incentive for U.S. multinationals to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations ("Homeland Investment Act"). The deduction is subject to a number of limitations. The Act also provides for other changes in tax law that will affect a variety of taxpayers. On December 21, 2004, the Financial Accounting Standards Board ("FASB") issued two FASB Staff Positions ("FSP") regarding the accounting implications of the Act related to (1) the deduction for qualified domestic production activities and (2) the one-time tax benefit for the repatriation of foreign earnings. The FASB determined that the deduction for qualified domestic production activities should be accounted for as a special deduction under FASB Statement No. 109, "Accounting for Income Taxes." The FASB also confirmed, that upon deciding that some amount of earnings will be repatriated, a company must record in that period the associated tax liability. The guidance in the FSPs apply to financial statements for periods ending after the date the Act was enacted. We have evaluated the Act and have concluded that we will not repatriate foreign earnings under the Homeland Investment Act Provisions.

13. Commitments and Contingencies

Credit Facilities

We have revolving credit facilities with our Centresoft subsidiary located in the UK (the "UK Facility") and our NBG subsidiary located in Germany (the "German Facility"). The UK Facility provided Centresoft with the ability to borrow up to Great British Pounds ("GBP") 12.0 million ($23.6 million) and GBP 12.0 million ($21.0 million), including issuing letters of credit, on a revolving basis as of March 31, 2007 and 2006, respectively. Furthermore, under the UK Facility, Centresoft provided a GBP 0.6 million ($1.2 million) and a GBP 0.6 million ($1.0 million) guarantee for the benefit of our CD Contact subsidiary as of March 31, 2007 and 2006, respectively. The UK Facility bore interest at LIBOR plus 2.0% as of March 31, 2007 and 2006, is collateralized by substantially all of the assets of the subsidiary and expires in January 2008. The UK Facility also contains various covenants that require the subsidiary to maintain specified financial ratios related to, among others, fixed charges. As of March 31, 2007 and 2006, we were in compliance with these covenants. No borrowings were outstanding against the UK Facility as of March 31, 2007 or 2006. The German Facility provided for revolving loans up to EUR 0.5 million ($0.7 million) as of March 31, 2007 and EUR 0.5 million ($0.6 million) as of March 31, 2006, bore interest at a Eurocurrency rate plus 2.5%, is collateralized by certain of the subsidiary's property and equipment and has no expiration date. No borrowings were outstanding against the German Facility as of March 31, 2007 or 2006.

As of March 31, 2007 and 2006, we maintained a $7.5 million irrevocable standby letter of credit. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain on deposit with the bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate amount of any drawings under the letter of credit that have been honored thereunder but not reimbursed. At March 31, 2007 and 2006, the $7.5 million deposit is included in short-term investments as restricted cash. No borrowings were outstanding as of March 31, 2007 or 2006.

As of March 31, 2007, our publishing subsidiary located in the UK maintained a EUR 4.0 million ($5.3 million) irrevocable standby letter of credit. As of March 31, 2006, our publishing subsidiary located in the UK maintained a EUR 2.5 million ($3.0 million) irrevocable standby letter of credit. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. The standby letter of credit does not require a compensating balance and is collateralized by substantially all of the assets of the subsidiary and expires in August 2007. No borrowings were outstanding as of March 31, 2007 or 2006.

Commitments

In the normal course of business, we enter into contractual arrangements with third parties for non-cancelable operating lease agreements for our offices, for the development of products, as well as for the rights to intellectual property. Under these agreements, we commit to provide specified payments to a lessor, developer, or intellectual property holder, based upon contractual arrangements. Typically, the payments to third-party developers are conditioned upon the achievement by the developers of contractually specified development milestones. These payments to third-party developers and intellectual property holders typically are deemed to be advances and are recoupable against future royalties earned by the developer or intellectual property holder based on the sale of the related game. Additionally, in connection with certain intellectual property right acquisitions and development agreements, we will commit to spend specified amounts for marketing support for the related game(s) which is to be developed or in which the intellectual property will be utilized.

Notes to Consolidated Financial Statements

Additionally, we lease certain of our facilities and equipment under non-cancelable operating lease agreements. Assuming all contractual provisions are met, the total future minimum commitments for these and other contractual arrangements in place as of March 31, 2007, are scheduled to be paid as follows (amounts in thousands):

	Contractual Obligations			
Fiscal year ending March 31,	Facility & Equipment Leases	Developer and IP	Marketing	Total
2008	$14,213	$ 67,836	$40,254	$122,303
2009	13,131	31,579	30,679	75,389
2010	12,070	29,936	100	42,106
2011	9,854	30,586	13,100	53,540
2012	5,543	16,586	—	22,129
Thereafter	17,783	47,586	—	65,369
Total	$72,594	$224,109	$84,133	$380,836

Facilities rent expense for the years ended March 31, 2007, 2006, and 2005 was approximately $14.8 million, $14.2 million, and $10.6 million, respectively.

Compensation Guarantee

In June 2005, we entered into an employment agreement with the President and Chief Executive Officer of Activision Publishing, Inc. containing a guarantee related to total compensation. The agreement guarantees that in the event that on May 15, 2010 total compensation has not exceeded $20.0 million, we will make a payment for the amount of the shortfall. The $20.0 million guarantee will be recognized as compensation expense over the term of the employment agreement comprising of salary payments, bonus payments, restricted stock expense, stock option expense, and an accrual for any anticipated remaining portion of the guarantee. The remaining portion of the guarantee is accrued over the term of the agreement in "Other liabilities" and will remain accrued until the end of the employment agreement at which point it will be used to make a payment for any shortfall or reclassified into shareholders' equity.

Legal Proceedings

In July 2006, individuals and/or entities claiming to be stockholders of the Company have filed derivative lawsuits, purportedly on behalf of the Company, against certain current and former members of the Company's Board of Directors as well as several current and former officers of the Company. Three derivative actions have been filed in Los Angeles Superior Court: Vazquez v. Kotick, et al., L.A.S.C. Case No. BC355327 (filed July 12, 2006); Greuer v. Kotick, et al., L.A.S.C. Case No. SC090343 (filed July 12, 2006); and Amalgamated Bank v. Baker, et al., L.A.S.C. Case No. BC356454 (filed August 3, 2006). These actions have been consolidated by the court under the caption In re Activision Shareholder Derivative Litigation, L.A.S.C. Master File No. SC090343 (West, J.). Two derivative actions have been filed in the United States District Court for the Central District of California: Pfeiffer v. Kotick, et al., C.D. Cal. Case No. CV06-4771 MRP (JTLx) (filed July 31, 2006); and Hamian v. Kotick, et al., C.D. Cal. Case No. CV06-5375 MRP (JLTx) (filed August 25, 2006). These actions have also been consolidated, under the caption In re Activision, Inc. Shareholder Derivative Litigation, C.D. Cal. Case No. CV06-4771 MRP (JTLx) (Pfaelzer, J.). The consolidated complaints allege, among other things, purported improprieties in the Company's issuance of stock options. Plaintiffs seek various relief on behalf of the Company, including damages, restitution of benefits obtained from the alleged misconduct, equitable relief, including an accounting and rescission of option contracts; and various corporate governance reforms. The Company expects that defense expenses associated with the matters will be covered by its directors and officers insurance, subject to the terms and conditions of the applicable policies. On May 24, 2007, the Superior Court granted the Company's motion to stay the state action. The court's order stays the action pending the resolution of motions to dismiss in the federal action, but is without prejudice to any party's right to seek modification of the stay upon a showing of good cause, including a showing that matters may be addressed in the Superior Court without the potential for conflict with or duplication of the federal court proceedings. The Company filed motions to dismiss in the federal action on June 1, 2007, which will be fully briefed by August 15, 2007. The Company was also informed that, on June 1, 2007, a derivative case, Abdelnur vs. Kotick et al., was filed in the United States District Court for the Central District of California, C.D. Case No. CV07-3575 AHM (PJWx), by the same law firm that previously filed the Hamian case, alleging substantially the same claims.

On July 27, 2006, the Company received a letter of informal inquiry from the SEC requesting certain documents and information relating to the Company's historical stock option grant practices. In early June 2007, the SEC informed the Company that the SEC has issued a formal order of non-public investigation, which allows the SEC, among other things, to subpoena witnesses and require the production of documents. The Company is cooperating with the SEC's investigation, and representatives of the special subcommittee of independent members of our Board of Directors established in July 2006 to review our historical stock option granting practices (the "Special Subcommittee") and its legal counsel have met with members of the staff of the SEC on several occasions, in person and by telephone (as has the Company's outside legal counsel), to discuss the progress of the Special Subcommittee's investigation and on February 28, 2007 to brief the SEC staff on the Special Subcommittee's findings and recommendations following the substantial completion of the Special Subcommittee's investigation. A representative of the U.S. Department of Justice has attended certain of these meetings and requested copies of certain documents that we have provided to the staff of the SEC. At this time, the Company has not received any grand jury subpoenas or written requests from the Department of Justice.

In addition, we are party to other routine claims and suits brought by us and against us in the ordinary course of business, including disputes arising over the ownership of intellectual property rights, contractual claims, employment relationships, and collection matters. In the opinion of management, after consultation with legal counsel, the outcome of such routine claims and lawsuits will not have a material adverse effect on our business, financial condition, results of operations, or liquidity.

14. Stock-Based Compensation and Employee Benefit Plans

We have a stock-based compensation program that provides our Board of Directors broad discretion in creating employee equity incentives. This program includes incentive and non-statutory stock options and restricted stock awards granted under various plans, the majority of which are stockholder approved. Stock options are generally time-based, vesting on each annual anniversary of the grant date over periods of three to five years and expire ten years from the grant date, with some options containing performance clauses which would accelerate the vesting into earlier annual periods. Additionally, we have an Employee Stock Purchase Plan ("ESPP") that allows employees to purchase shares of common stock at 85% of the fair market value at either the date of enrollment or the date of purchase, whichever is lower. Shares issued as a result of stock option exercises and our

Notes to Consolidated Financial Statements

ESPP are generally issued as new stock issuances. As of March 31, 2007, we had approximately 11.2 million shares of common stock reserved for future issuance under our stock option plans and ESPP.

Stock Incentive Plans

We sponsor several stock option plans for the benefit of officers, employees, consultants, and others.

On February 28, 1992, the shareholders of Activision approved the Activision 1991 Stock Option and Stock Award Plan, as amended, (the "1991 Plan") which permits the granting of "Awards" in the form of non-qualified stock options, incentive stock options ("ISOs"), stock appreciation rights ("SARs"), restricted stock awards, deferred stock awards, and other common stock-based awards to directors, officers, employees, consultants, and others. The total number of shares of common stock available for distribution under the 1991 Plan is 45,400,000. The 1991 Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. There were no shares remaining available for grant under the 1991 Plan as of March 31, 2007.

On September 23, 1998, the shareholders of Activision approved the Activision 1998 Incentive Plan, as amended (the "1998 Plan"). The 1998 Plan permits the granting of "Awards" in the form of non-qualified stock options, ISOs, SARs, restricted stock awards, deferred stock awards, and other common stock-based awards to directors, officers, employees, consultants, and others. The total number of shares of common stock available for distribution under the 1998 Plan is 18,000,000. The 1998 Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. There were approximately 56,300 shares remaining available for grant under the 1998 Plan as of March 31, 2007.

On April 26, 1999, the Board of Directors approved the Activision 1999 Incentive Plan, as amended (the "1999 Plan"). The 1999 Plan permits the granting of "Awards" in the form of non-qualified stock options, ISOs, SARs, restricted stock awards, deferred share awards, and other common stock-based awards to directors, officers, employees, consultants, and others. The total number of shares of common stock available for distribution under the 1999 Plan is 30,000,000. The 1999 Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. There were approximately 84,500 shares remaining available for grant under the 1999 Plan as of March 31, 2007.

On August 23, 2001, the shareholders of Activision approved the Activision 2001 Incentive Plan, as amended (the "2001 Plan"). The 2001 Plan permits the granting of "Awards" in the form of non-qualified stock options, ISOs, SARs, restricted stock awards, deferred stock awards, and other common stock-based awards to directors, officers, employees, consultants, and others. The total number of shares of common stock available for distribution under the 2001 Plan is 9,000,000. The 2001 Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. There were approximately 158,300 shares remaining available for grant under the 2001 Plan as of March 31, 2007.

On April 4, 2002, the Board of Directors approved the Activision 2002 Incentive Plan (the "2002 Plan"). The 2002 Plan permits the granting of "Awards" in the form of non-qualified stock options, ISOs, SARs, restricted stock awards, deferred share awards, and other common stock-based awards to officers (other than executive officers), employees, consultants, advisors, and others. The 2002 Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. The total number of shares of common stock available for distribution under the 2002 Plan is 17,400,000. There were approximately 167,600 shares remaining available for grant under the 2002 Plan as of March 31, 2007.

On September 19, 2002, the shareholders of Activision approved the Activision 2002 Executive Incentive Plan (the "2002 Executive Plan"). The 2002 Executive Plan permits the granting of "Awards" in the form of non-qualified stock options, ISOs, SARs, restricted stock awards, deferred share awards, and other common stock-based awards to officers, employees, directors, consultants, and advisors. The total number of shares of common stock available for distribution under the 2002 Executive Plan is 10,000,000. The 2002 Executive Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. There were approximately 488,700 shares remaining available for grant under the 2002 Executive Plan as of March 31, 2007.

On December 16, 2002, the Board of Directors approved the Activision 2002 Studio Employee Retention Incentive Plan, as amended (the "2002 Studio Plan"). The 2002 Studio Plan permits the granting of "Awards" in the form of non-qualified stock options and restricted stock awards to key studio employees (other than executive officers) of Activision, its subsidiaries and affiliates, and to contractors and others. The 2002 Studio Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. The total number of shares of common stock available for distribution under the 2002 Studio Plan is 6,000,000. There were approximately 4,200 shares remaining available for grant under the 2002 Studio Plan as of March 31, 2007.

On April 29, 2003, our Board of Directors approved the Activision 2003 Incentive Plan (the "2003 Plan"). On September 15, 2005, the shareholders of Activision approved the 2003 Plan. The 2003 Plan permits the granting of "Awards" in the form of non-qualified stock options, SARs, restricted stock awards, deferred stock awards, and other common stock-based awards to directors, officers, employees, consultants, and others. The 2003 Plan requires available shares to consist in whole or in part of authorized and unissued shares or treasury shares. The total number of shares of common stock available for distribution under the 2003 Plan is 24,000,000. There were approximately 8,915,300 shares remaining available for grant under the 2003 Plan as of March 31, 2007.

Under the terms of the plans, the exercise price for Awards issued under the 1991 Plan, 1998 Plan, 1999 Plan, 2001 Plan, 2002 Plan, 2002 Executive Plan, 2002 Studio Plan, and 2003 Plan (collectively, the "Plans") is determined at the discretion of the Board of Directors (or the Compensation Committee of the Board of Directors, which administers the Plans), and under the terms of the plans, the exercise price for ISOs is not to be less than the fair market value of our common stock at the date of grant, and in the case of non-qualified options, the exercise price must exceed or be equal to 85% of the fair market value of our common stock at the date of grant. Options typically become exercisable in installments over a period of three to five years and must be exercised within 10 years of the date of grant. We have recently determined that certain Awards issued in certain past periods were issued with exercise prices below the fair market value of our common stock on the dates that we have determined to be the correct grant and measurement dates for those Awards.

Other Employee Stock Options

In connection with prior employment agreements between Activision and Robert A. Kotick, Activision's Chairman and Chief Executive Officer, and Brian G. Kelly, Activision's Co-Chairman, Mr. Kotick and Mr. Kelly were granted options to purchase common stock. The Board of Directors approved the granting of these options. Relating to such grants, as of March 31, 2007, approximately 8,304,800 options were outstanding with a weighted average exercise price of $1.74.

We additionally have approximately 9,500 options outstanding to employees as of March 31, 2007, with a weighted average exercise price of $3.48. The Board of Directors approved the granting of these options. Such options have terms similar to those options granted under the Plans.

Notes to Consolidated Financial Statements

Employee Stock Purchase Plan

On April 11, 2005, the Board of Directors approved the 2002 Employee Stock Purchase Plan and on February 11, 2003 the Board approved the 2002 Employee Stock Purchase Plan for International Employees (together, the "2002 Employee Stock Purchase Plan"). Under the 2002 Employee Stock Purchase Plan, up to an aggregate of 4,000,000 shares of our common stock may be purchased by eligible employees during two six-month offering periods that commence each April 1 and October 1 (the "Offering Period"). Common stock is purchased by the Amended 2002 Purchase Plans participants at a price per share generally equal to 85% of the lower of the fair market value of the common stock on the first day of the Offering Period and the fair market value of the common stock on the purchase date (the last day of the Offering Period). Employees may purchase shares having a value not exceeding 15% of their gross compensation during an Offering Period and are limited to a maximum of $10,000 in value for any two purchases within the same calendar year. On June 13, 2007, the most recent purchase date, employees purchased 228,337 shares of our common stock at a purchase price of $12.8350 per share.

Non-Employee Warrants

In prior years, we have granted stock warrants to third parties in connection with the development of software and the acquisition of licensing rights for intellectual property. The warrants generally vest upon grant and are exercisable over the term of the warrant. The exercise price of third-party warrants is generally greater than or equal to their fair market value of our common stock at the date of grant. No third-party warrants were granted during the years ended March 31, 2007, 2006, and 2005. As of March 31, 2007 and 2006, third-party warrants to purchase 936,000 shares of common stock were outstanding with a weighted average exercise price of $4.54 per share.

In accordance with EITF 96-18, we measure the fair value of the securities on the measurement date. The fair value of each warrant is capitalized and amortized to expense when the related product is released and the related revenue is recognized. Additionally, as more fully described in Note 1, the recoverability of capitalized software development costs and intellectual property licenses is evaluated on a quarterly basis with amounts determined as not recoverable being charged to expense. In connection with the evaluation of capitalized software development costs and intellectual property licenses, any capitalized amounts for related third-party warrants are additionally reviewed for recoverability with amounts determined as not recoverable being amortized to expense. As of March 31, 2006, capitalized amounts of third-party warrants had been fully amortized and there was no amortization related to third-party warrants for the fiscal year ended March 31, 2007. For the fiscal years ended March 31, 2006 and 2005, $0.5 and $1.6 million, respectively was amortized and included in cost of sales—software royalties and amortization and/or cost of sales—intellectual property licenses.

Employee Retirement Plan

We have a retirement plan covering substantially all of our eligible employees. The retirement plan is qualified in accordance with Section 401(k) of the Internal Revenue Code. Under the plan, employees may defer up to the lesser of 92% of their pre-tax salary and the maximum amount allowed by law. We contribute an amount equal to 20% of each dollar contributed by a participant. Our matching contributions to the plan were approximately $1.5 million, $1.3 million, and $905,000 for the years ended March 31, 2007, 2006, and 2005, respectively.

Restricted Stock

In June 2005, we issued the rights to 155,763 shares of restricted stock to an employee. Additionally, in October 2005 we issued the rights to 96,712 shares of restricted stock to an employee. These shares all vest over a five-year period and remain subject to forfeiture if vesting conditions are not met. In accordance with APB 25, we recognized unearned compensation in connection with the grant of restricted shares equal to the fair value of our common stock on the date of grant. The fair value of these shares when issued was approximately $12.84 and $15.51 per share, respectively, and resulted in a total increase in "Additional paid-in capital" and "Unearned compensation" of $2.0 million and $1.5 million on the respective balance sheets at the times of grant. Prior to the adoption of SFAS 123R, we reduced unearned compensation and recognized compensation expense over the vesting periods. Upon adoption of SFAS 123R, unearned compensation was reclassified against additional paid in capital and we will increase additional paid in capital and recognize compensation expense over the respective remaining vesting periods. Additionally, in the third quarter of fiscal 2007 we issued the rights to an aggregate of 81,000 shares of restricted stock to various employees. These shares vest over two and three year periods (with some subject to vesting acceleration clauses if the holder achieves certain performance objectives) and remain subject to forfeiture if vesting conditions are not met. In accordance with SFAS 123R we will recognize compensation expense and increase additional paid in capital related to these restricted stock shares over the requisite service period. For the year ended March 31, 2007, we recorded expenses related to these shares of approximately $981,000, which was included as a component of stock-based compensation expense within "General and administrative" on the accompanying Consolidated Statements of Operations. Since the issuance dates, we have recognized $1.4 million of the $4.8 million total fair value, with the remainder to be recognized over a weighted average period of 2.88 years.

On April 1, 2006, we adopted the provisions of SFAS 123R, requiring us to recognize expense related to the fair value of our stock-based compensation awards. We elected to use the modified prospective transition method as permitted by SFAS 123R and therefore have not restated our financial results for prior periods. Under this transition method, stock-based compensation expense for the year ended March 31, 2007 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Stock-based compensation expense for all stock-based compensation awards granted subsequent to April 1, 2006 was based on the grant-date fair value, estimated in accordance with the provisions of SFAS 123R.

The effect of adopting SFAS 123R in the year ended March 31, 2007 was as follows:

(in thousands except per share data)

For the year ended March 31, 2007	
Additional pre-tax stock-based compensation	$21,436
Additional stock-based compensation, net of tax	13,055
Cash flows from operations	(9,012)
Cash flows from financing activities	9,012
Effect on earnings per share:	
Basic	$ (0.05)
Diluted	$ (0.04)

Notes to Consolidated Financial Statements

The following table sets forth the total stock-based compensation expense resulting from stock options, restricted stock awards, and the ESPP included in our Consolidated Statements of Operations (in thousands) in accordance with SFAS 123R for the fiscal year ended March 31, 2007, and APB 25 for the fiscal years ended March 31, 2006 and 2005:

For the year ended March 31,	2007	2006	2005
Cost of sales—software royalties and amortization	$ 2,503	$ —	$ —
Product development	5,728	869	1,233
Sales and marketing	5,267	175	241
General and administrative	12,024	2,055	1,894
Stock-based compensation expense before income taxes	25,522	3,099	3,368
Income tax benefit	(9,979)	(1,208)	(1,310)
Total stock-based compensation expense after income taxes	$15,543	$ 1,891	$ 2,058

Additionally, stock option expenses are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" as discussed in Note 1. For the year ended March 31, 2007, stock-based compensation costs in the amount of $9.1 million were capitalized and $2.5 million of capitalized stock-based compensation costs were amortized. The following table summarizes stock-based compensation included in our Consolidated Balance Sheets as a component of software development (in thousands):

	Software Development
Balance, March 31, 2006	$ —
Stock-based compensation expense capitalized during period	9,069
Amortization of capitalized stock-based compensation expense	(2,503)
Balance, March 31, 2007	$ 6,566

Net cash proceeds from the exercise of stock options were $19.0 million, $45.1 million, and $72.7 million for the years ended March 31, 2007, 2006, and 2005, respectively. Income tax benefit from stock option exercises was $11.3 million, $29.4 million, and $53.2 million for the years ended March 31, 2007, 2006, and 2005, respectively. In accordance with SFAS 123R, we present excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows.

Prior to the adoption of SFAS 123R, we applied SFAS 123, amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"), which allowed companies to apply the existing accounting rules under APB 25 and related Interpretations. According to APB 25, a non-cash stock-based compensation expense is recognized for any options granted where the exercise price is lower than the market price on the actual date of grant. This expense is then amortized over the vesting period of the associated option. As required by SFAS 148, prior to the adoption of SFAS 123R, we provided pro forma net income and pro forma net income per common share disclosures for stock-based awards, as if the fair-value-based method defined in SFAS 123 had been applied.

The following table illustrates the effect on net income after tax and net earnings per common share as if we had applied the fair value recognition provisions of SFAS 123 to stock-based compensation during the years ended March 31, 2006 and 2005 (in thousands, except per share amounts):

For the years ended March 31,	2006	2005
Net income, as reported	$ 40,251	$135,057
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,589	2,313
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(16,175)	(14,233)
Pro forma net income	$ 25,665	$123,137
Earnings per share:		
Basic—as reported	$ 0.15	$ 0.54
Basic—pro forma	$ 0.09	$ 0.49
Diluted—as reported	$ 0.14	$ 0.49
Diluted—pro forma	$ 0.09	$ 0.44

In the table above, stock-based compensation has been tax effected using our effective tax rate which differs from our statutory rate. Additionally, included in fiscal year 2006 net income, as reported, is $467,000 of amortization of unearned compensation related to restricted stock.

As of April 1, 2005, the Company began estimating the value of employee stock options on the date of grant using a binomial-lattice model. Prior to April 1, 2005 the value of each employee stock option was estimated on the date of grant using the Black-Scholes model for the purpose of the pro forma financial information in accordance with SFAS 123.

Our employee stock options have features that differentiate them from exchange-traded options. These features include lack of transferability, early exercise, vesting restrictions, pre- and post-vesting termination provisions, blackout dates, and time-varying inputs. In addition, some of the options have non-traditional features, such as accelerated vesting upon the satisfaction of certain performance conditions that must be reflected in the valuation. A binomial-lattice model was selected because it is better able to explicitly address these features than closed-form models such as the Black-Scholes model, and is able to reflect expected future changes in model inputs, including changes in volatility, during the option's contractual term.

Consistent with SFAS 123R, we have attempted to reflect expected future changes in model inputs during the option's contractual term. The inputs required by our binomial-lattice model include expected volatility, risk-free interest rate, risk-adjusted stock return, dividend yield, contractual term, and vesting schedule, as well as measures of employees' forfeiture, exercise, and post-vesting termination behavior. Statistical methods were used to estimate employee type specific termination rates. These termination rates, in turn, were used to model the number of options that are expected to vest and post-vesting termination behavior. Employee type specific estimates of Expected Time-To-Exercise ("ETTE") were used to reflect employee exercise behavior. ETTE was estimated by using statistical procedures to first estimate the conditional probability of exercise occurring during each time period, conditional on the option surviving to that time period. These probabilities are then used to estimate ETTE. The model was calibrated by adjusting parameters controlling exercise and

Notes to Consolidated Financial Statements

post-vesting termination behavior so that the measures output by the model matched values of these measures that were estimated from historical data. The weighted average estimated value of employee stock options granted during the years ended March 31, 2007, 2006, and 2005 was $5.86, $5.09, and $3.06 per share, respectively, using the binomial-lattice model with the following weighted average assumptions:

	Employee and Director Options and Warrants			Employee Stock Purchase Plan		
For the year ended March 31,	2007	2006	2005	2007	2006	2005
Expected life (in years)	4.87	4.85	3.20	0.5	0.5	0.5
Risk free interest rate	4.99%	5.17%	3.25%	4.71%	3.05%	2.66%
Volatility	54%	48%	48%	43%	42%	46%
Dividend yield	—	—	—	—	—	—
Weighted average fair value at grant date	$5.86	$5.09	$3.06	$3.72	$3.11	$1.59

To estimate volatility for the binomial-lattice model, we use methods or capabilities that are discussed in SFAS 123R and SAB 107. These methods included the implied volatility method based upon the volatilities for exchange-traded options on our stock to estimate short-term volatility, the historical method (annualized standard deviation of the instantaneous returns on Activision's stock) during the option's contractual term to estimate long-term volatility and a statistical model to estimate the transition or "mean reversion" from short-term volatility to long-term volatility. Based on these methods, for options granted during the year ended March 31, 2007, the expected stock price volatility ranged from 38% to 56%, with a weighted average volatility of 54%. For options granted during the year ended March 31, 2006, the expected stock price volatility ranged from 40% to 55%, with a weighted average volatility of 48%. For options granted during the year ended March 31, 2005, the expected stock price volatility ranged from 45% to 48%, with a weighted average volatility of 48%.

As is the case for volatility, the risk-free rate is assumed to change during the option's contractual term. Consistent with the calculation required by a binomial lattice model, the risk-free rate reflects the interest from one time period to the next ("forward rate") as opposed to the interest rate from the grant date to the given time period ("spot rate"). Since we do not currently pay dividends and are not expected to pay them in the future, we have assumed that the dividend yield is zero.

The expected life of employee stock options represents the weighted average period the stock options are expected to remain outstanding and is, as required by SFAS 123R, an output by the binomial-lattice model. The expected life of employee stock options depends on all of the underlying assumptions and calibration of our model. A binomial-lattice model can be viewed as assuming that employees will exercise their options when the stock price equals or exceeds an exercise boundary. The exercise boundary is not constant but continually declines as one approaches the option's expiration date. The exact placement of the exercise boundary depends on all of the model inputs as well as the measures that are used to calibrate the model to estimated measures of employees' exercise and termination behavior.

As stock-based compensation expense recognized in the Consolidated Statement of Operations for the year ended March 31, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

Accuracy of Fair Value Estimates

The Company uses third-party analyses to assist in developing the assumptions used in the binomial-lattice model, including model inputs and measures of employees' exercise and post-vesting termination behavior. However, we are ultimately responsible for the assumptions used to estimate the fair value of our share-based payment awards.

Our ability to accurately estimate the fair value of share-based payment awards as of the grant date depends upon the accuracy of the model and our ability to accurately forecast model inputs as long as ten years into the future. These inputs include, but are not limited to, expected stock price volatility, risk-free rate, dividend yield, and employee termination rates. Although the fair value of employee stock options is determined in accordance with SFAS 123R and SAB 107 using an option-pricing model, the estimates that are produced by this model may not be indicative of the fair value observed between a willing buyer/willing seller. Unfortunately, it is difficult to determine if this is the case, because markets do not currently exist that permit the active trading of employee stock option and other share-based instruments.

Stock option activity for the years ended March 31, 2007, 2006, and 2005 is as follows (in thousands, except per share amounts):

	2007		2006		2005	
	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price	Shares	Wtd. Avg. Ex. Price
Outstanding at beginning of year	48,337	$ 6.20	48,772	$ 4.84	65,135	$3.71
Granted	6,361	13.91	8,728	12.66	7,501	8.82
Exercised	(3,352)	5.03	(8,108)	4.81	(22,167)	2.90
Forfeited	(1,917)	8.61	(1,055)	7.35	(1,697)	4.47
Outstanding at end of year	49,429	$ 7.18	48,337	$ 6.20	48,772	$4.84
Exercisable at end of year	31,291	$ 4.60	27,126	$ 4.17	25,180	$3.92

The following table shows the weighted average remaining contractual term and aggregate intrinsic value for options outstanding and options exercisable at March 31, 2007 (amounts in thousands):

	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at March 31, 2007	5.97	$581,459
Exercisable at March 31, 2007	4.69	$448,621

Notes to Consolidated Financial Statements

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between our closing stock price on the last trading day of the period and the exercise price, times the number of shares for options where the exercise price is below the closing stock price) that would have been received by the option holders had all option holders exercised their options on that date. This amount changes based on the fair market value of our stock. Total intrinsic value of options actually exercised was $32.0 million, $77.9 million, and $198.0 million for the years ended March 31, 2007, 2006, and 2005, respectively.

As of March 31, 2007, $34.0 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted average period of 1.61 years.

The following table summarizes information about all employee and director stock options outstanding as of March 31, 2007 (share amounts in thousands):

	Outstanding Options			Exercisable Options	
	Shares	Remaining Wtd. Avg. Contractual Life (in years)	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Range of exercise prices:					
$1.00 to $1.08	665	3.11	$ 1.05	665	$ 1.05
$1.72 to $1.75	8,202	1.95	1.75	8,202	1.75
$1.76 to $3.53	5,354	5.09	3.34	4,714	3.34
$3.54 to $5.00	5,696	5.74	4.04	5,185	4.07
$5.08 to $5.74	4,959	5.36	5.72	4,292	5.72
$5.79 to $7.73	6,605	5.96	7.12	6,032	7.10
$7.75 to $11.10	5,440	7.61	9.77	1,009	8.99
$11.15 to $13.61	8,959	8.65	12.90	779	12.14
$13.62 to $17.21	3,388	8.97	15.24	413	15.06
$18.43 to $18.43	161	9.80	18.43	—	—
	49,429	5.97	$ 7.18	31,291	$ 4.60

15. Capital Transactions

Buyback Program

During fiscal 2003, our Board of Directors authorized a buyback program under which we can repurchase up to $350.0 million of our common stock. Under the program, shares may be purchased as determined by management, from time to time and within certain guidelines, in the open market or in privately negotiated transactions, including privately negotiated structured stock repurchase transactions and through transactions in the options markets. Depending on market conditions and other factors, these purchases may be commenced or suspended at any time or from time to time without prior notice.

Under the buyback program, we did not repurchase any shares of our common stock in the years ended March 31, 2007, March 31, 2006 and March 31, 2005. As of March 31, 2007, we had no outstanding structured stock repurchase transactions. Structured stock repurchase transactions are settled in cash or stock-based on the market price of our common stock on the date of the settlement. Upon settlement, we either have our capital investment returned with a premium or receive shares of our common stock, depending, respectively, on whether the market price of our common stock is above or below a pre-determined price agreed in connection with each such transaction. These transactions are recorded in shareholders' equity in the accompanying Consolidated Balance Sheets. As of March 31, 2007, we had approximately $226.2 million available for utilization under the buyback program and no outstanding stock repurchase transactions.

Shareholders' Rights Plan

On April 18, 2000, our Board of Directors approved a shareholders' rights plan (the "Rights Plan"). Under the Rights Plan, each common shareholder at the close of business on April 19, 2000, received a dividend of one right for each share of common stock held. Each right represents the right to purchase one-six hundredths (1/600) of a share, as adjusted on account of stock dividends made since the plan's adoption, of our Series A Junior Preferred Stock at an exercise price of $6.67 per share, as adjusted on account of stock dividends made since the plan's adoption. Initially, the rights are represented by our common stock certificates and are neither exercisable nor traded separately from our common stock. The rights will only become exercisable if a person or group acquires 15% or more of the common stock of Activision, or announces or commences a tender or exchange offer which would result in the bidder's beneficial ownership of 15% or more of our common stock.

In the event that any person or group acquires 15% or more of our outstanding common stock each holder of a right (other than such person or members of such group) will thereafter have the right to receive upon exercise of such right, in lieu of shares of Series A Junior Preferred Stock, the number of shares of common stock of Activision having a value equal to two times the then current exercise price of the right. If we are acquired in a merger or other business combination transaction after a person has acquired 15% or more of our common stock, each holder of a right will thereafter have the right to receive upon exercise of such right a number of the acquiring company's common shares having a market value equal to two times the then current exercise price of the right. For persons who, as of the close of business on April 18, 2000, beneficially own 15% or more of the common stock of Activision, the Rights Plan "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.

We may redeem the rights for $.01 per right at any time until the first public announcement of the acquisition of beneficial ownership of 15% of our common stock. At any time after a person has acquired 15% or more (but before any person has acquired more than 50%) of our common stock, we may exchange all or part of the rights for shares of common stock at an exchange ratio of one share of common stock per right. The rights expire on April 18, 2010.

Notes to Consolidated Financial Statements

16. Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)

The components of comprehensive income (loss) for the year ended March 31, 2007, 2006, and 2005 were as follows (amounts in thousands):

For the years ended March 31,	2007	2006	2005
Net income	$85,787	$40,251	$135,057
Other comprehensive income (loss):			
Unrealized appreciation (depreciation) on investments, net of taxes	(8,224)	10,576	(3,317)
Foreign currency translation adjustment	12,057	(5,825)	4,974
Other comprehensive income	3,833	4,751	1,657
Comprehensive income	$89,620	$45,002	$136,714

The components of accumulated other comprehensive income (loss) for the years ended March 31, 2007 and 2006 were as follows (amounts in thousands):

	Foreign Currency	Unrealized Appreciation (Depreciation) on Investments	Accumulated Other Comprehensive Income (Loss)
Balance, March 31, 2006	$ 9,013	$ 7,356	$16,369
Other comprehensive income (loss)	12,057	(8,224)	3,833
Balance, March 31, 2007	$21,070	$ (868)	$20,202

Comprehensive income is presented net of taxes of $0.6 million related to unrealized depreciation on investments. Income taxes were not provided for foreign currency translation items as these are considered indefinite investments in non-U.S. subsidiaries.

17. Supplemental Cash Flow Information

Non-cash investing and financing activities and supplemental cash flow information are as follows (amounts in thousands):

For the years ended March 31,	2007	2006	2005
Non-cash investing and financing activities:			
Subsidiaries acquired with common stock	$30,000	$ 2,793	$ 1,191
Change in unrealized appreciation (depreciation) on investments	(8,224)	10,576	(3,317)
Common stock payable, related to acquisition	39,000	—	—
Adjustment—prior period purchase allocation	51	(260)	(2,384)
Supplemental cash flow information:			
Cash paid for income taxes	$ 3,677	$ 4,698	$12,178
Cash received for interest, net	35,345	25,912	10,543

18. Quarterly Financial and Market Information (Unaudited)

(Amounts in thousands, except per share data)	For the quarters ended June 30[a]	Sept. 30	Dec. 31	Mar. 31	For the year ended
Fiscal 2007:					
Net revenues	$188,069	$188,172	$824,259	$312,512	$1,513,012
Cost of sales	137,800	141,078	483,180	216,007	978,065
Operating income (loss)	(33,449)	(37,410)	173,120	(29,114)	73,147
Net income (loss)	(18,309)	(24,302)	142,820	(14,422)	85,787
Basic earnings (loss) per share	(0.07)	(0.09)	0.51	(0.05)	0.31
Diluted earnings (loss) per share	(0.07)	(0.09)	0.46	(0.05)	0.28
Common stock price per share:					
High	15.11	16.00	18.19	19.20	19.20
Low	10.71	10.47	14.22	16.05	10.47
Fiscal 2006:					
Net revenues	$241,093	$222,540	$816,242	$188,125	$1,468,000
Cost of sales	172,270	141,458	498,325	128,309	940,362
Operating income (loss)	(14,319)	(27,788)	83,893	(26,560)	15,226
Net income (loss)	(4,247)	(14,230)	67,856	(9,128)	40,251
Basic earnings (loss) per share	(0.02)	(0.05)	0.25	(0.03)	0.15
Diluted earnings (loss) per share	(0.02)	(0.05)	0.23	(0.03)	0.14
Common stock price per share:					
High	13.88	17.30	18.03	15.93	18.03
Low	10.64	12.07	12.94	11.81	10.64

(a) On June 7, 2007, we filed an Amended Quarterly Report on Form 10-Q/A to restate our unaudited consolidated financial statements as of June 30, 2006 and for the three months ended June 30, 2006 and 2005 and the related disclosures to correct our stock-based compensation expense and related tax effects as discussed in the Form 10-Q/A.

The following table reflects the impact of the non-cash charges for stock-based compensation expense and related tax effects:

For the three months ended June 30, 2006	As Previously Reported	Adjustments	As Restated
Net revenues	$188,069	$ —	$188,069
Cost of sales	137,789	11	137,800
Operating loss	(32,786)	(663)	(33,449)
Net loss	(17,826)	(483)	(18,309)
Basic loss per share	(0.06)	(0.01)	(0.07)
Diluted loss per share	(0.06)	(0.01)	(0.07)

Notes to Consolidated Financial Statements

19. Recently Issued Accounting Standards and Laws

In February 2006, the FASB issued Statement No. 155 ("SFAS No. 155"), "Accounting for Certain Hybrid Financial Instruments—An amendment of FASB Statements No. 133 and 140." SFAS No. 155 amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" to resolve issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We do not expect that the adoption of SFAS No. 155 will have a material effect on our financial position or results of operations.

In March 2006, the FASB issued Statement No. 156 ("SFAS No. 156"), "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140." SFAS No. 156 amends Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits either the "amortization method" or the "fair value measurement method," as subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective in the first fiscal year that begins after September 15, 2006. We do not expect that the adoption of SFAS No. 156 will have a material effect on our financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," an interpretation of SFAS No. 109. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure, and transition.

In addition, FIN 48 excludes income taxes from the scope of SFAS No. 5, "Accounting for Contingencies." FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the consolidated balance sheets prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the effect that the adoption of FIN 48 will have on our results of operations and financial position.

In September 2006, the FASB issued Statement No. 157 ("SFAS No. 157"), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect that the adoption of SFAS No. 157 will have a material effect on our financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 requires the use of both the "iron curtain" and "rollover" approach in quantifying the materiality of misstatements. SAB 108 also discusses the implications of misstatements uncovered upon the application of SAB 108 in situations when a registrant has historically been using either the iron curtain approach or the rollover approach. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 had no impact on our financial position or results of operations.

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). This new standard aims to make it easier for investors, employees, retirees and other parties to understand and assess an employer's financial position and its ability to fulfill the obligations under its benefit plans. SFAS No. 158 requires employers to fully recognize in their financial statements the obligations associated with single-employer defined benefit pension plans, retiree healthcare plans, and other postretirement plans. Specifically, it requires a company to (1) recognize on its balance sheet an asset for a plan's overfunded status or a liability for a plan's underfunded status, (2) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and (3) recognize changes in the funded status of a plan through comprehensive income in the year in which the changes occur. The adoption of SFAS No. 158 had no impact on our financial position or results of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The provisions of SFAS No. 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007. We are evaluating if we will adopt SFAS No. 159 and what impact the adoption will have on our Consolidated Financial Statements if we adopt.

Notes to Consolidated Financial Statements

20. Subsequent Events

On May 11, 2007, Activision completed its acquisition of DemonWare, the leading provider of network middleware technologies for console and PC games headquartered in Dublin, Ireland. The acquisition is expected to enable Activision to gain efficiencies related to online game development and to position the Company to take advantage of the growth in online gameplay that is expected to be driven by the next-generation consoles.

On June 8, 2007, with respect to unexercised options subject to Section 409A of the Internal Revenue Code held by employees who are not executive officers, Activision commenced an offer to amend the exercise price of these options to eliminate the grantee's Section 409A tax liability consistent with Internal Revenue Service guidance. Pursuant to the offer, the Company will also make a cash payment in January 2008 to employees who accept the offer, in an amount equal to the difference between the original exercise price of each amended option and the amended exercise price of each amended option. The offer with respect to all eligible options is considered a modification of those options for financial reporting purposes. Pursuant to the accounting standards in effect under SFAS 123R (revised 2004), the fair value of the modified options (including for this purpose the cash payments that become payable pursuant to the terms of the offer) will be recognized as compensation expense over the remaining requisite service period with the fair value created as a result of cash payments that become payable pursuant to the terms of the offer recognized as compensation expense at the expiration of the offer period on July 6, 2007. In addition, a portion of the compensation costs associated with the original award may be accelerated and recognized as compensation expense at the expiration of the offer period as a result of the cash payment.

ACTIVISION, INC. •• 2007 ANNUAL REPORT

Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our common stock is quoted on the NASDAQ National Market under the symbol "ATVI."

The following table sets forth for the periods indicated the high and low reported sale prices for common stock. As of June 7, 2007, there were approximately 2,417 holders of record of our common stock.

	High	Low
Fiscal 2006		
First Quarter ended June 30, 2005	$13.88	$10.64
Second Quarter ended September 30, 2005	17.30	12.07
Third Quarter ended December 31, 2005	18.03	12.94
Fourth Quarter ended March 31, 2006	15.93	11.81
Fiscal 2007		
First Quarter ended June 30, 2006	$15.11	$10.71
Second Quarter ended September 30, 2006	16.00	10.47
Third Quarter ended December 31, 2006	18.19	14.22
Fourth Quarter ended March 31, 2007	19.20	16.05

One June 7, 2007, the last reported sales price of our common stock was $18.46.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Activision, Inc. under the Securities Act of 1933, as amended or the Exchange Act.

The graph below compares the cumulative 5-year total return of holders of Activision, Inc.'s common stock with the cumulative total returns of the NASDAQ Composite index and the RDG Technology Composite index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from March 31, 2002 to March 31, 2007. We have never paid cash dividends on our common stock and have no present plans to do so.

Comparison of 5-Year Cumulative Total Return*
Among Activision, Inc., The NASDAQ Composite Index
And The RDG Technology Composite Index


$300
$250
$200
$150
$100
$50
$0
3/02
3/03
3/04
3/05
3/06
3/07
Activision, Inc.
NASDAQ Composite
RDG Technology Composite

**$100 invested on 3/31/02 in stock or index-including reinvestment of dividends.*

Fiscal year ending March 31	3/02	3/03	3/04	3/05	3/06	3/07
Activision, Inc.	$100.00	$48.44	$119.33	$148.84	$184.91	$253.97
NASDAQ Composite	100.00	72.11	109.76	111.26	132.74	139.65
RDG Technology Composite	100.00	66.96	99.40	95.82	112.91	117.27

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Forward-Looking Statement

This annual report contains, or incorporates by reference, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) projections of revenues, expenses, income or loss, earnings or loss per share, cash flow projections or other financial items; (2) statements of our plans and objectives, including those relating to product releases; (3) statements of future economic performance; and (4) statements of assumptions underlying such statements. The Company generally uses words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "future," "intend," "may," "plan," "positioned," "potential," "project," "scheduled," "set to," "subject to," "upcoming" and other similar expressions to help identify forward-looking statements. These forward-looking statements are subject to business and economic risk, reflect management's current expectations, estimates and projections about our business, and are inherently uncertain and difficult to predict. The Company's actual results could differ materially. The forward-looking statements contained in this report speak only as of the date on which they were made, and the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date of this report. Risks and uncertainties that may affect the Company's future results include, but are not limited to, those discussed in Activision's Annual Report on Form 10-K for the fiscal year ended March 31, 2007 under the heading "Risk Factors," included in Part II, Item 1A, which was filed with the United States Securities and Exchange Commission, and readers of this report are referred to that filing. All references to "Activision" or "the Company" in the following discussion and analysis mean Activision, Inc. and its subsidiaries.

Corporate Information

Officers
Robert A. Kotick
Chairman and Chief Executive Officer, Activision

Brian G. Kelly
Co-Chairman, Activision

Michael Griffith
President and Chief Executive Officer, Activision Publishing

Thomas Tippl
Chief Financial Officer, Activision Publishing

Brian Hodous
Chief Customer Officer, Activision Publishing

Robin Kaminsky
Executive Vice President, Publishing, Activision Publishing

George L. Rose
Senior Vice President, General Counsel and Secretary, Activision

Board of Directors
Robert A. Kotick
Chairman and Chief Executive Officer, Activision

Brian G. Kelly
Co-Chairman, Activision

Robert J. Corti
Chairman, Avon Products Foundation

Ronald Doornink
Senior Advisor to Activision

Barbara S. Isgur
Consultant

Robert J. Morgado
Chairman, Maroley Media Group

Peter J. Nolan
Managing Partner, Leonard Green & Partners L.P.

Richard Sarnoff
Executive Vice President, Random House, Inc.

Transfer Agent
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
(212) 509-4000

Auditor
PricewaterhouseCoopers LLP
Los Angeles, California

Bank
US Bank
Los Angeles, California

Corporate Headquarters
Activision, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000

Domestic Offices
Albany, New York
Dallas, Texas
Eagan, Minnesota
Eden Prairie, Minnesota
Encino, California
Fayetteville, Arkansas
Foster City, California
Los Angeles, California
Madison, Wisconsin
New York, New York
Novato, California
San Francisco, California
Santa Monica, California
Sunnyvale, California
Woodland Hills, California

International Offices
Amsterdam, The Netherlands
Bezons, France
Birmingham, United Kingdom
Breda, The Netherlands
Burglengenfeld, Germany
Chennai, India
Dublin, Ireland
Legnano, Italy
Madrid, Spain
Ontario, Canada
Quebec City, Canada
Seoul, Korea
Shanghai, China
Stockholm, Sweden
Sydney, Australia
Tokyo, Japan
Uxbridge, United Kingdom

World Wide Web Site
www.activision.com

E-Mail
IR@activision.com

Annual Meeting
September 27, 2007
The Beverly Hills Hotel
9641 Sunset Boulevard
Beverly Hills, California 90210

Annual Report on Form 10-K
Activision's Annual Report on Form 10-K for the year ended March 31, 2007 is available to shareholders without charge upon request from our corporate offices.



The cover of this Annual Report uses 40% post-consumer recycled fiber. The financial section contains 30% post-consumer recycled content.

END

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